			SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C.  20549

				SCHEDULE 13D/A
				Amendment No. 1

		    Under the Securities Exchange Act of 1934
			    (Amendment No. ______)*


			  Data Systems & Software Inc.
                          ----------------------------
                               (Name of Issuer)

			 Common Stock, $0.01 par value
                        ------------------------------
                        (Title of Class of Securities)

				  237887104
                                --------------
                                (CUSIP Number)

			      Mr. Yacov Kaufman
		   200 Route 17, Mahwah, New Jersey  07430
               -------------------------------------------------
                (Name, Address and Telephone Number of Person
	       Authorized to Receive Notices and Communications)

			      December 8, 1997
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box.  [ ]

	Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

	* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 65 pages
PAGE

CUSIP No.: 237887104               13D                     Page 2 of 65 Pages
-----------------------------------------------------------------------------

 1.     Name of reporting person:  Cummer/Moyers Holdings, Inc.

	IRS Identification No. of above person:  75-2354593

 2.     Check the appropriate box if a member   (a) [X]
	of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.     Source of funds:  WC

 5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

 6.     Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.     Sole voting power: 0

 8.     Shared voting power:  207,000 shares

 9.     Sole dispositive power:  0

10.     Shared dispositive power:  389,800 shares

11.     Aggregate amount beneficially owned by each reporting person:
	389,800 shares

12. Check box if the aggregate amount in Row (11) excludes certain shares: [ ]

13.     Percent of class represented by amount in Row (11):  5.29%

14.     Type of reporting person:  CO

PAGE

CUSIP No.: 237887104               13D                     Page 3 of 65 Pages
-----------------------------------------------------------------------------

 1.     Name of reporting person:  Cummer/Moyers Capital Advisors, Inc.

	IRS Identification No. of above person:  75-2681494

 2.     Check the appropriate box if a member   (a) [X]
	of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.     Source of funds:  WC

 5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

 6.     Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.     Sole voting power:  0

 8.     Shared voting power: 0

 9.     Sole dispositive power:  0

10.     Shared dispositive power:  182,800 shares

11.     Aggregate amount beneficially owned by each reporting person:
	182,800 shares

12. Check box if the aggregate amount in Row (11) excludes certain shares: [X]

13.     Percent of class represented by amount in Row (11):  2.48%

14.     Type of reporting person:  IA

PAGE

CUSIP No.: 237887104               13D                     Page 4 of 65 Pages
-----------------------------------------------------------------------------


 1.     Name of reporting person:  Cummer/Moyers Capital Partners, Inc.

	IRS Identification No. of above person:  75-2551678

 2.     Check the appropriate box if a member   (a) [X]
	of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.     Source of funds:  WC

 5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

 6.     Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.     Sole voting power:  0

 8.     Shared voting power:  207,000 shares

 9.     Sole dispositive power:  0

10.     Shared dispositive power:  207,000 shares

11.     Aggregate amount beneficially owned by each reporting person:
	207,000 shares

12. Check box if the aggregate amount in Row (11) excludes certain shares: [X]

13.     Percent of class represented by amount in Row (11):  2.81%

14.     Type of reporting person:  CO

PAGE

CUSIP No.: 237887104               13D                     Page 5 of 65 Pages
-----------------------------------------------------------------------------


 1.     Name of reporting person:  Jeffrey A. Cummer

	IRS Identification No. of above person:

 2.     Check the appropriate box if a member   (a) [X]
	of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.     Source of funds:  PF

 5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

 6.     Citizenship or place of organization:  United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.     Sole voting power:  1,800 shares

 8.     Shared voting power:  217,000 shares

 9.     Sole dispositive power:  1,800 shares

10.     Shared dispositive power:  399,800 shares

11.     Aggregate amount beneficially owned by each reporting person:
	401,600 shares

12. Check box if the aggregate amount in Row (11) excludes certain shares: [X]

13.     Percent of class represented by amount in Row (11):  5.45%

14.     Type of reporting person:  IN

PAGE

CUSIP No.: 237887104               13D                     Page 6 of 65 Pages
-----------------------------------------------------------------------------


 1.     Name of reporting person:  Dwayne A. Moyers

	IRS Identification No. of above person:

 2.     Check the appropriate box if a member   (a) [X]
	of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.     Source of funds:  PF

 5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

 6.     Citizenship or place of organization:  United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.     Sole voting power:  11,600 shares

 8.     Shared voting power:  217,000 shares

 9.     Sole dispositive power:  11,600 shares

10.     Shared dispositive power:  399,800 shares

11.     Aggregate amount beneficially owned by each reporting person:
	411,400 shares

12. Check box if the aggregate amount in Row (11) excludes certain shares: [X]

13.     Percent of class represented by amount in Row (11):  5.58%

14.     Type of reporting person:  IN

PAGE

CUSIP No.: 237887104               13D                     Page 7 of 65 Pages
-----------------------------------------------------------------------------


 1.     Name of reporting person:  Cummer/Moyers Holdings, Inc. Profit
	Sharing Plan

	IRS Identification No. of above person:  75-2625318

 2.     Check the appropriate box if a member   (a) [X]
	of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.     Source of funds:  PF

 5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

 6.     Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.     Sole voting power: 10,000 shares

 8.     Shared voting power:  0

 9.     Sole dispositive power:  10,000 shares

10.     Shared dispositive power:  0

11.     Aggregate amount beneficially owned by each reporting person:
	10,000 shares

12. Check box if the aggregate amount in Row (11) excludes certain shares: [ ]

13.     Percent of class represented by amount in Row (11):  0.14%

14.     Type of reporting person:  EP

PAGE

 			DATA SYSTEMS & SOFTWARE INC.
				SCHEDULE 13D


ITEM 1. Security and Issuer

	The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Data Systems & Software Inc., a Delaware corporation (the "Issu-er"), which has its principal executive offices located at 200
Route 17, Mahwah, New Jersey 07430.

ITEM 2. Identity and Background

	This statement is being filed by the following beneficial owners of 413,200 shares of Common Stock (approximately 5.61%) of the total number of shares of Common Stock outstanding as of October 31, 1997 (collectively referred to as the "Reporting Persons"):

		Cummer/Moyers Holdings, Inc. ("Holdings") is a holding company incorporated on November 30, 1990 under the laws of the state of Texas and is principally engaged, through its wholly-owned subsidiary, Cummer/Moyers Securities, Inc., in the securities business. Holdings, through its other subsidiaries, also provides investment advisory and other financial services to its clients. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Cummer/Moyers Capital Partners, Inc. ("Capital Partners") is a Texas corporation which serves as the corporate general partner of Investors Strategic Partners I, Ltd., a Texas limited partnership which operates as an investment limited partnership, investing primarily in equity securities (the "Partnership"). As the corporate general partner of the Partnership, Capital Partners provides management services to the Partnership and in this capacity is responsible for investment decisions, portfolio management, and trading activities. Capital Partners is a wholly-owned subsidiary of Holdings. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Cummer/Moyers Capital Advisors, Inc. ("Advisors") is a Texas corporation which is engaged in the business of providing investment advisory services. Advisors is an investment advisor registered with the Securities and Exchange Commission and is also a wholly-owned subsidiary of Capital Partners. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Jeffrey A. Cummer ("Mr. Cummer"), whose business address is 3417 Hulen Street, Fort Worth, Texas 76107, serves as the President and a Director of Holdings and its subsid-iaries Cummer/Moyers Securities, Inc. ("Securities"), Capital Partners and Advisors. Mr. Cummer is also a general partner of Capital Partners. Mr. Cummer is a United States citizen.

                              Page 8 of 65 pages
PAGE

		Dwayne A. Moyers ("Mr. Moyers"), whose business address is 3417 Hulen Street, Fort Worth, Texas 76107, serves as the Vice President, Secretary, Treasurer and a Director of Holdings and its subsidiaries Securities, Capital Partners and Advisors. Mr. Moyers is also a general partner of Capital Partners. Mr. Moyers is a United States citizen.

		The Cummer/Moyers Holdings Inc. Profit Sharing Plan (the "Plan") is the profit sharing plan established for the benefit of the employees of Holdings and its subsidiar-ies. Mr. Cummer and Mr. Moyers serve as trustees of the Plan.

	During the past five years, the Reporting Persons (Holdings, Capital Partners, Advisors, Mr. Cummer, Mr. Moyers and the Plan) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

	The affiliate of the Reporting Persons is as follows:

		Securities is a Texas corporation which is engaged in the securities brokerage business, and is a wholly-owned subsidiary of Holdings. Securities is registered as a broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Mr. Cummer and Mr. Moyers are the officers and directors of Securities. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

	During the past five years, Securities has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

	Attached hereto as Schedule 1 and incorporated by reference herein is a table setting forth each of the Reporting Persons, together with their respective addresses and beneficial ownership of the Common Stock.

                              Page 9 of 65 pages
PAGE

	Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, each Reporting Person hereby expressly declares that the filing of this statement is not an admission that such Reporting Person is the beneficial owner of any shares of Common Stock other than those listed on Schedule 1 as being beneficially owned by such Reporting Person. The Reporting Persons disclaim beneficial ownership of 85,470 shares of Common Stock of the Issuer held as non-discretion-ary client accounts at Securities.

ITEM 3. Source and Amount of Funds or Other Consideration

	Prior to July 1997, Mr. Cummer served as a registered princi-pal and branch manager of Investment Management and Research, Inc. ("IMR") and Mr. Moyers served as a registered representative of IMR. IMR is a wholly-owned subsidiary of Raymond James Financial, Inc., a Florida based holding company which offers a wide range of financial services to individual, corporate, governmental and institutional clients through its various subsidiaries. In these capacities Mr. Cummer and Mr. Moyers acquired approximately 176,750 shares of Common Stock on behalf of discretionary client accounts held by IMR. The source of funds used by Mr. Cummer and Mr. Moyers to acquire the 176,750 shares of Common Stock are funds contributed into the discretionary accounts by the account holders. Following the formation of Advisors and Securities by Holdings and the termination of Mr. Cummer's and Mr. Moyers' relationship with IMR in July 1997, these account holders transferred their discretionary client accounts to Securities and established an investment advisory relationship with Advisors. Advisors also purchased additional shares of Common Stock on behalf of various discretion-ary client accounts established at Securities. The 182,800 shares were acquired since December 1995 at prices ranging from $4.875 to $8.50 per share.

	The source of funds used by Capital Partners to acquire 207,000 shares of Common Stock on behalf of the Partnership are the capital contributions made by the limited partners to the Partner-ship. Capital Partners purchased the 207,000 shares in numerous separate transactions from December 29, 1995 to December 2, 1997 at prices ranging from $4.7375 to $8.75 per share.

	The source of funds used by Mr. Cummer to acquire 1,800 shares of Common Stock was Mr. Cummer's personal funds. Mr. Cummer purchased the 1,800 shares in a single transaction on November 25, 1997 at a price of $5.125 per share for a total amount of $9,225.

	The source of funds used by Mr. Moyers to acquire 11,600 shares of Common Stock on behalf of the Dwayne A. Moyers IRA was Mr. Moyers' personal funds. Mr. Moyers, as the custodian of his IRA, purchased the 11,600 shares in eight separate transactions from December 28, 1995 to July 7, 1997 at prices ranging from $4.8661 to $7.50 per share for a total amount of approximately $68,844.

                              Page 10 of 65 pages
PAGE

	The source of funds used by the Plan to acquire 10,000 shares of Common Stock was the contributions to the Plan made by the employees of Holdings and its subsidiaries. The Plan purchased the 10,000 shares in eight separate transactions from March 15, 1996 to June 13, 1997 at prices ranging from $5.00 to $6.625 per share for a total amount of approximately $55,876.

ITEM 4. Purpose of Transaction

	 On August 12, 1997, the Reporting Persons acquired more than five percent (5%) of the issued and outstanding shares of Common Stock of the Issuer. The original purpose of the acquisition of the Common Stock of the Issuer by the Reporting Persons was for investment purposes. The Reporting Persons are currently consider-ing either acquiring additional shares of Common Stock of the Issuer up to a specified level (not yet determined) or affiliating with other existing shareholders of the Issuer for the express purpose of bringing about certain fundamental corporate changes in the Issuer in order to increase shareholder value. Such fundamen-tal corporate changes may involve a change in the membership of the Board of Directors of the Issuer or in its management. Dwayne A. Moyers intends to initiate discussions with other shareholder groups to attain these goals.

ITEM 5. Interest in Securities of the Issuer

	The Reporting Persons beneficially own 413,200 shares of the class of securities identified in Item 1 which is 5.61% of such class of securities. The information contained in Schedule 1 hereto regarding the aggregate number and percentage of the class of securities identified in Item 1 beneficially owned by each Reporting Person is incorporated herein by reference.

	The Issuer reported on its Form 10-Q for the quarter ending September 30, 1997 that it had 7,369,178 shares of Common Stock outstanding as of October 31, 1997. None of the Reporting Persons nor their affiliates have any options or warrants to purchase shares of Common Stock of the Issuer.

	The information contained in Schedule 1 hereto regarding the power to vote or dispose of securities identified in Item 1 beneficially owned by the Reporting Persons is incorporated herein by reference. All shares of Common Stock owned by a Reporting Person who is an individual is subject to such Reporting Person's sole power to vote and dispose of such shares of Common Stock. All voting and disposition decisions concerning shares of Common Stock owned by a Reporting Person that is a corporation will be made by the majority vote of the Board of Directors of such Reporting Person, except as provided below:

                              Page 11 of 65 pages
PAGE

	Advisors has dispositive power but not voting power over 182,800 shares of Common Stock. These shares are held in discretionary accounts and voting control over these shares has been retained by the discretionary account holders who have contracted with Advisors for investment advisory services. However, as the investment advisor with respect to the 182,800 shares held in such discre-tionary accounts, Advisors will be able to advise the account holders with respect to the voting of such shares. Advisors, however, has no existing arrangements or understanding, whether oral or written, with such account holders with respect to the voting of such shares. Copies of the form of contracts for advisory services entered into by Advisors and the discretionary account holders are attached as Exhibits B-1, B-2 and B-3.

	The management and control of the Partnership is vested exclusively in Capital Partners, Mr. Cummer and Mr.
	Moyers as the general partners of the Partnership. In such capacities Capital Partners, Mr. Cummer and Mr. Moyers have voting and dispositive power over all securities acquired by the Partnership. A copy of the Investors Strategic Partners I, Ltd. Limited Partnership Agreement is attached hereto as Exhibit C and by reference made a part hereof.

	All voting and disposition decisions concerning shares of Common Stock owned by the Plan will be made by the trustees of the Plan, Mr. Cummer and Mr. Moyers.

	None of the Reporting Persons effected any transactions in shares of Common Stock of the Issuer within the sixty (60) days prior to the date of the event requiring the filing of this statement, except for:

6,050 shares acquired by Advisors on the open market at prices ranging from $5.00 to $6.50 per share from October 14, 1997 to November 7, 1997:

	10-14-97        bought 750 shares at $6.50
	10-22-97        bought 3,000 shares at $6.25
	11-03-97        bought 600 shares at $5.00
	11-03-97        bought 1,000 shares at $5.00
	11-07-97        bought 700 shares at $5.75

57,000 shares acquired by Capital Partners on the open market at prices ranging from $4.875 to $5.3125 per share in six transactions from October 15, 1997 to December 2, 1997:

	10-15-97        bought 5,000 shares at $5.25
	11-03-97        bought 25,000 shares at $5.00
	11-12-97        bought 7,000 shares at $5.3125
	11-12-97        bought 10,000 shares at $4.7375
	11-27-97        bought 3,000 shares at $4.875
	12-02-97        bought 7,000 shares at $4.875

                              Page 12 of 65 pages
PAGE

25,000 shares sold by Capital Partners on the open market at $5.375 per share in two transactions on November 6, 1997:

	11-06-97        sold 10,000 shares at $5.375
	11-06-97        sold 15,000 shares at $5.375

1,800 shares acquired by Mr. Cummer on the open market at $5.125 per share on November 25, 1997.

300 shares sold by Mr. Moyers on the open market at $4.6875 per share on November 14, 1997.

	The Reporting Persons know of no other person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of the securities of the Issuer that are the subject of this Schedule 13D.

	The Reporting Persons have not ceased to be subject to the reporting requirements of Schedule 13D during the period of this statement.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

	Except as set forth below, there are no contracts, arrange-ments, understandings or relationships among the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

	Advisors has entered into agreements with Securities and its customers regarding the provision of discretionary investment advisory services on behalf of such customers. Pursuant to such agreements Advisors has the sole investment authority with regard to assets in such customer accounts, while voting control has been retained by the holders of such accounts. See Exhibits B-1, B-2 and B-3.

	Capital Partners serves as the corporate general partner of the Partnership, and Mr. Cummer and Mr. Moyers serve as the individual general partners of the Partnership. In these capaci-ties, Capital Partners, Mr. Cummer and Mr. Moyers have the sole and exclusive right to buy and sell securities on behalf of the Partnership and to vote same. Capital Partners', Mr. Cummer's and Mr. Moyers' authority is set forth in the Limited Partnership Agreement. See Exhibit C.

                              Page 13 of 65 pages
PAGE

ITEM 7. Material to be Filed as Exhibits

	Except as set forth below, there are no exhibits required to be filed as part of this Schedule 13D.

        Exhibit A               Joint Acquisition Statement

	Exhibit B-1             Cummer/Moyers Capital Advisors
				Cummer/Moyers Securities
				Platinum Account

	Exhibit B-2             Cummer/Moyers Capital Advisors, Inc.
				Cummer/Moyers Securities
				Managed Account Service Agreement

	Exhibit B-3             Cummer/Moyers Capital Advisors
				Cummer/Moyers Securities
				Managed Investment Program Agreement

	Exhibit C               Investors Strategic Partners I, Ltd. Limited
				Partnership Agreement

                              Page 14 of 65 pages
PAGE

				  SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                CUMMER/MOYERS HOLDINGS, INC.

Dated:  February 10, 1998       /s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, President


Dated:  February 10, 1998       /s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Vice President,
				Secretary and Treasurer

				CUMMER/MOYERS CAPITAL ADVISORS, INC.


Dated:  February 10, 1998       /s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, President


Dated:  February 10, 1998       /s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Vice President,
				Secretary and Treasurer


				CUMMER/MOYERS CAPITAL PARTNERS, INC.


Dated:  February 10, 1998       /s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, President


Dated:  February 10, 1998       /s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Vice President,
				Secretary and Treasurer


Dated:  February 10, 1998       /s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer


Dated:  February 10, 1998       /s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers


				CUMMER/MOYERS HOLDINGS, INC. PROFIT
				   SHARING PLAN


Dated:  February 10, 1998       /s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, Trustee


Dated:  February 10, 1998       /s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Trustee

                              Page 15 of 65 pages
PAGE

				EXHIBIT INDEX



Exhibit                             Document
-------                             --------
A                                   Joint Acquisition Statement

B-1                                 Cummer/Moyers Capital Advisors
				    Cummer/Moyers Securities
				    Platinum Account

B-2                                 Cummer/Moyers Capital Advisors, Inc.
				    Cummer/Moyers Securities
				    Managed Account Service Agreement

B-3                                 Cummer/Moyers Capital Advisors
				    Cummer/Moyers Securities
				    Managed Investment Program Agreement

C                                   Investors Strategic Partners I, Ltd.
				    Limited Partnership Agreement

                              Page 16 of 65 pages
PAGE

                                  Schedule 1
                  Reporting Persons and Beneficial Ownership

                              Address of
                               Principal         Principal        Amount
      Name of               Business Office      Business or   Beneficially      Percent
  Reporting Person           or Residence        Occupation       Owned         of Class
---------------------      --------------------  ----------    ------------     --------
Cummer/Moyers Holdings,    3417 Hulen Street
Inc.                       Fort Worth, TX 76107     (1)           389,800 (2)    5.29%

Cummer/Moyers Capital      3417 Hulen Street
Advisors, Inc.             Fort Worth, TX 76107     (3)           182,800 (4)    2.48%

Cummer/Moyers Capital      3417 Hulen Street
Partners, Inc.             Fort Worth, TX 76107     (5)           207,000 (6)    2.81%

Jeffrey A. Cummer          3417 Hulen Street
                           Fort Worth, TX 76107     (7)           401,600 (8)    5.45%

Dwayne A. Moyers           3417 Hulen Street
                           Fort Worth, TX 76107     (9)           411,400 (10)   5.58%

Cummer/Moyers Holdings,    3417 Hulen Street
Inc. Profit Sharing Plan   Fort Worth, TX 76107     (11)           10,000 (12)   0.14%


                                                 Number of Shares as
                                              to Which Such Person Has
                             -----------------------------------------------------------
                             Sole Power       Shared         Sole Power     Shared Power
                             to Vote or      Power to        to Dispose      to Dispose
       Name of               to Direct      Vote or to      or to Direct    or to Direct
   Reporting Person            Vote         Direct Vote      Disposition     Disposition
----------------------       ----------     -----------     ------------    ------------
Cummer/Moyers Holdings,
Inc.                                0         207,000                0         389,800

Cummer/Moyers Capital
Advisors, Inc.                      0               0                0         182,800

Cummer/Moyers Capital
Partners, Inc.                      0         207,000                0         207,000

Jeffrey A. Cummer               1,800         217,000            1,800         399,800

Dwayne A. Moyers               11,600         217,000           11,600         399,800

Cummer/Moyers Holdings,
Inc. Profit Sharing Plan       10,000               0           10,000               0



1 Cummer/Moyers Holdings, Inc. ("Holdings") is principally engaged, through its wholly-owned subsidiary, Cummer/Moyers Securities, Inc. ("Securities"), in the securities business, and through its other subsidiaries also provides investment advisory and other financial services to its clients.

2 Includes 182,800 shares held in discretionary accounts of clients of Securities, regarding which Cummer/Moyers Capital Advisors, Inc. ("Advisors") has shared dispositive powers; and 207,000 shares owned by Investors Strategic Partners I, Ltd., a Texas limited partnership (the "Partnership"), which operates as an investment limited partnership, investing primarily in equity securities, over which Cummer/Moyers Capital Partners, Inc. ("Partners"), Jeffrey A. Cummer and Dwayne A. Moyers have shared voting and dispositive powers as the general partners of the Partnership. As the sole shareholder of Advisors and Partners, Holdings is deemed to have shared voting and/or dispositive powers regarding the shares over which its subsidiaries exercise such powers.

3 Cummer/Moyers Capital Advisors, Inc. is engaged in the business of providing investment advisory services.

4 Represents 182,800 shares held in discretionary accounts of clients of Securities, regarding which Advisors has shared dispositive powers. Voting control over these shares has been retained by the discretionary account holders who have contracted with Advisors for investment advisory services.

5 Cummer/Moyers Capital Partners, Inc. serves as the corporate general partner of the Partnership.

6 Represents 207,000 shares owned by the Partnership, over which Partners, Mr. Cummer and Mr. Moyers have shared voting and dispositive powers as the general partners of the Partnership.

                              Page 17 of 65 pages
PAGE

7 Jeffrey A. Cummer serves as the President and a Director of Cummer/Moyers Holdings, Inc. and its subsidiaries Cummer/Moyers Securities, Inc., Cummer/Moyers Capital Partners, Inc. and Cummer/Moyers Capital Advisors, Inc.

8 Includes 1,800 shares owned of record over which Mr. Cummer has sole voting and dispositive powers; 182,800 shares held in discretionary accounts of clients of Securities regarding which Advisors has shared dispositive powers and regarding which Mr. Cummer has shared dispositive powers as a director and officer of Advisors; 207,000 shares owned by the Partnership regarding which Mr. Cummer has shared voting and dispositive powers as a director and officer of Partners, the corporate general partner of the Partnership, and as an individual general partner of the Partnership; and 10,000 shares held by the Cummer/Moyers Holdings, Inc. Profit Sharing Plan (the "Plan") regarding which Mr. Cummer has shared voting and dispositive powers as a trustee of the Plan.

9 Dwayne A. Moyers serves as the Vice President, Secretary, Treasurer and a Director of Cummer/Moyers Holdings, Inc. and its subsidiaries Cummer/Moyers Securities, Inc., Cummer/Moyers Capital Partners, Inc. and Cummer/Moyers Capital Advisors, Inc.

10 Includes 11,600 shares owned by the IRA for Dwayne A. Moyers regarding which Mr. Moyers has sole voting and dispositive powers; 182,800 shares held in discretionary accounts of clients of Securities regarding which Advisors has shared dispositive powers and regarding which Mr. Moyers has shared dispositive powers as a director and officer of Advisors; 207,000 shares owned by the Partnership regarding which Mr. Moyers has shared voting and dispositive powers as a director and officer of Partners, the corporate general partner of the Partnership, and as an individual general partner of the Partnership; and 10,000 shares held by the Plan regarding which Mr. Moyers has shared voting and dispositive powers as a trustee of the Plan.

11 The Cummer/Moyers Holdings Inc. Profit Sharing Plan is the profit sharing plan established for the benefit of the employees of Cummer/Moyers Holdings, Inc. and its subsidiaries.

12 Represents 10,000 shares owned by employees of Cummer/Moyers Holdings, Inc. and its subsidiaries over which the Plan has sole voting and dispositive powers.

                              Page 18 of 65 pages
PAGE

                                  EXHIBIT A

                         JOINT ACQUISITION STATEMENT

        The undersigned each hereby acknowledge that the statement on
Schedule 13D to which this Joint Acquisition Statement is attached is filed on behalf of each of the undersigned.

                                CUMMER/MOYERS HOLDINGS, INC.

Dated:  February 10, 1998       /s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, President


Dated:  February 10, 1998       /s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Vice President,
				Secretary and Treasurer



                                CUMMER/MOYERS CAPITAL ADVISORS, INC.


Dated:  February 10, 1998       /s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, President


Dated:  February 10, 1998       /s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Vice President,
				Secretary and Treasurer


				CUMMER/MOYERS CAPITAL PARTNERS, INC.


Dated:  February 10, 1998       /s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, President


Dated:  February 10, 1998       /s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Vice President,
				Secretary and Treasurer


Dated:  February 10, 1998       /s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer


Dated:  February 10, 1998       /s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers


				CUMMER/MOYERS HOLDINGS, INC. PROFIT
				   SHARING PLAN


Dated:  February 10, 1998       /s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, Trustee


Dated:  February 10, 1998       /s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Trustee

                              Page 19 of 65 pages
PAGE

				EXHIBIT B-1






                      Cummer/Moyers Capital Advisors

                        Cummer/Moyers Securities

                            Platinum Account



PAGE

                        Cummer/Moyers Securities
                     Cummer/Moyers Capital Advisors
                        Managed Service Agreement
                            Platinum Account



Client Name(s):____________________________    ____________________________
                                               Investment Adviser (Manager)
Address: __________________________________
         __________________________________
         __________________________________

BY Signing below, the above named party (hereinafter referred to as "Client") and upon opening the account, Cummer Moyers Capital Advisors Inc., a registered investment adviser (hereinafter referred to as "CMCA"), and Cummer/Moyers Securities (hereinafter referred to as "CMS"), a registered broker/dealer, enter into this agreement.

The Parties Hereto Agree As Follows:

1.	Appointment of Investment Manager - Client hereby appoints
        Cummer/Moyers Capital Advisors Inc., (hereinafter referred to as "Manager"), as Client's Investment Manager.

2.	Execution Of Services - "CMS" is hereby appointed by Client as sole and exclusive broker with respect to the referenced account for the execution of purchase and sale transactions. In the execution of said transactions, "CMS" may act as agent (including agency cross transactions with other clients) or as principal on nondiscretionary transactions.

3.	Duties of CMCA - "CMCA" will provide Client, upon acceptance of
        Clients account, discretionary investment advisory services including portfolio reviews and recommendations. Other than the exceptions listed below, investments which will be included in the asset value of Client's account for the purpose of calculating the fee compensation to "CMCA" for advisory services are hereinafter referred to as PLATINUM "Fee Investments". These Investments include open-end mutual funds offered with no sales commissions or load, publicly traded closed-end mutual funds, common and preferred stocks, American Depository Receipts, options contracts (requires special approval), real estate investment trusts, corporate bonds, U.S. Government and Government agency bonds, mortgage backed and municipal bonds, and any other investment that may, from time to time, be designated as a Fee Investment.

	Manager shall assume all investment duties with respect to assets held in the Managed Platinum Account and shall have sole investment authority with respect to such assets. Manager shall invest and reinvest the assets of the Client to achieve the investment objective designated by Client. The Manager may take any action or nonaction as it deems appropriate, with or without consent or authority from the Client, and may exercise its discretion and invest such assets exactly as fully and freely as the Client might do as owner, except that the


PAGE

Manager is not authorized to withdraw any monies or securities from the account regardless of the length of time they have been held. The Manager shall further be free to make investment changes regardless of the resulting rate of portfolio turnover, when it, in its sole discretion, shall determine that such changes will promote the investment objective of the account. Other Investments may be bought or sold by Client in a PLATINUM account but will be defined as PLATINUM "Fee Exempt Investments." These investments include new or secondary securities offerings including brokered certificates of deposit. Should Client buy any of these securities, Client will pay a commission which is defined by the terms of the offering as stated in a prospectus for the security. Said investments will be exempt from inclusion in the asset value of Client's account subject to "CMCA's" fee for a period of twelve (12) months from date of purchase in Client's PLATINUM account. After a twelve (12) month period from the date of purchase, Fee Exempt Investments will revert to Fee Investments.

"CMCA" will also provide various administrative services which include determining the fair market value of assets held in Client's PLATINUM account at least quarterly and producing a portfolio performance report for Client detailing account assets, account transactions, receipt and disbursement of funds, interest and dividends received and account gain or loss by security as well as for the total account. Assets transferred in the PLATINUM account for administrative services only will be charged the following annual administrative fee in place of the normal PLATINUM Fee Investment schedule listed on Schedule A: 0.15% on the first $200,000 of assets, 0.10% on the next $300,000 and .05% on assets above $500,000 in total account value.

4.	Investment Policy - Client shall designate the investment objective of the Managed PLATINUM Account. Any changes to the investment objective shall be provided to Manager in writing.

5 .	Securities Custody - At no additional charge, "CMS" shall facilitate the maintenance of custody of securities positions for the referenced account through a clearing agent of their choice, including holding securities in nominee name and crediting interest and dividends received on said securities to Client's account.

6.	Securities Brokerage Remuneration - Client agrees to pay "CMS" for transaction execution and clearing services based upon a flat fee per transaction based on the type security involved. No commissions will be charged by "CMS" on agency trades or markups or markdowns on principal transactions in PLATINUM Fee Investments. Commissions will be charged on any investments which are PLATINUM Fee Exempt Investments, with the exception of the sale of any securities originally purchased as new or secondary security offerings.

-------------------------------------------------------------------------------
     Schedule of Charges for Execution and Clearing of Transactions
                            in PLATINUM Fee Investments

Security Type                            Processing Fee
-------------                            --------------
Stocks: Listed and OTC                      $30.00
Closed End Mutual Funds                     $30.00
Mutual Funds*                               $30.00
Preferred Stocks                            $50.00
Option Contracts                            $50.00
Bonds: Government, Corporate,               $50.00
  Municipal & Mortgage Backed
-------------------------------------------------------------------------------

                                       -2-
PAGE

*Special Exception: The transaction processing charges will be waived by "CMS" on transactions executed in Client's PLATINUM account in selected open-end mutual funds which have agreed to compensate "CMS" for distribution and administrative services through payment of a fee. (See:
"Other Compensation to CMS".) Client will be allowed up to eight (8) transactions in these mutual funds per twelve (12) month period without a transaction charge. Purchases of $10,000 or more are exempt from transaction charges and do not count toward the eight (8) transactions per twelve (12) month period. Transactions in excess of this stated limit will be subject to transaction charges on a retroactive basis. Manager will notify Client of those mutual funds which qualify under this exception.

IN addition to the foregoing transaction charge, Client will incur a charge in the amount of $5.00 per transaction for handling and postage charges. Client may also incur charges for the account services provided by "CMS" or its clearing agent, not directly related to the execution an clearing of transactions including, but not limited to, IRA custodial fees, safekeeping fees, interest charges on margin loans, and fees for legal or courtesy transfers of securities.

Client understands charges are not commissions but are charged solely to defray the expenses incurred in facilitating the execution and clearing of Client's portfolio transactions. In certain circumstances the actual expense incurred by "CMS" for any given transaction may be less than or greater than the stipulated charge paid by Client pursuant to this schedule.

7.	CMCA Remuneration - Client will compensate "CMCA" for investment advisory services on an annual fee basis at the rate set forth in Schedule A attached hereto. The fee will be payable quarterly in advance. The initial fee payable to "CMS" will be the prorated amount due for the initial calendar quarter from the inception of Client's account. The initial quarterly fee will be calculated based upon the total asset value of Client's account at inception. The initial quarterly payment will become due in full on the date the account is accepted and will be based on the account asset value as of that date.

Subsequent quarterly fees will be calculated based upon the market value of Client's PLATINUM Fee Investments on the last business day of the previous calendar quarter and will become due the following business day. No fee adjustments will made because of withdrawals made by Client during the period. Cash or money market investments will be included in the open-end mutual fund section for billing purposes. Cash or money market investments which exceed 20% of the total market value of Client's account at the time of billing will not be included in the value of Client's account, for fee purposes, making such monies exempt from "CMCA" fee after initial billing.

"CMS" is hereby authorized to deduct from Client's account any fee owned to "CMS" pursuant to the terms of this Agreement. All fees paid to "CMS" will be reported to Client on the quarterly portfolio reports which will be produced by "CMS" and supplied to Client by "CMS".

8.	Limitation of Responsibility - "CMCA" or "CMS" is authorized to follow the instructions of Client in every respect concerning Client's account. Client hereby agrees to indemnify and hold "CMS" and "CMCA", their officers, directors, agents, employees and affiliates harmless from all loss, costs (including attorneys' fees), indebtedness and liabilities arising from actions directed by Client. However, nothing herein shall in any way constitute a waiver or limitation of any right the client may have under Federal or State securities laws.

	In no event will "CMCA" or "CMS" be obligated to execute any transaction that it believes would violate any federal or state law, rule or regulation, or any rule or regulation of any regulatory body.

                                       -3-
PAGE

9.	Reports - "CMCA", "CMS", or their clearing agent shall transmit to the Client the following reports: (1) Trade confirmations reflecting all transactions in securities; (2) Statements itemizing all transactions in cash and securities, and all deposits and withdrawals of principal and income, submitted at least quarterly;
        (3) Statements of securities in custody listing securities held in the account, submitted at least quarterly; and (4) Portfolio performance reports prepared and submitted on a quarterly basis summarizing all activity in Client's account, gain or loss information and advisory fees paid.

10.	Verification of Reports - The Client will verify all portfolio performance reports prepared by "CMCA and "CMS" and will acknowledge the correctness of said reports upon request. The Client shall immediately notify "CMS" of any discrepancy in such reports.

11.	Expenses and Liabilities - The Client herby agrees to be responsible for all fees and expenses incurred by "CMS" and "CMCA" in connection herewith and to indemnify and hold harmless "CMS" and "CMS's" nominee from all taxes, expenses (including attorneys' fees) or charges incurred by or assessed against "CMS" or "CMS's" Nominee on connection with this Agreement.

12.	Assignment, Termination and Responsibility - This Agreement may not
        be assigned without the written consent of Client and "CMCA" and "CMS". The initial term of this Agreement shall be for a period of one (1) year and shall automatically renew thereafter for successive periods of one (1) year each until terminated by "CMS" or Client. "CMS" or Client may terminate this Agreement at any time by providing written notice of such election to the other party. This Agreement will terminate automatically upon receipt by "CMS" of legal notice of the death of the Client. Termination of this Agreement will not affect any liability or responsibility with regard to transactions for the Client's account initiated prior to or after such termination, and the Client agrees to be responsible for any commissions, fees or expenses prior to or after such termination.

	In the even of termination of this Agreement, CMCA will provide for a refund of the unearned portion of the fee for that quarter. Transaction processing charges paid to "CMS" are not subject to refund in the even of termination of this Agreement because they will be incurred at the time a service is performed. All fees due under this Agreement at termination will be deducted from Client's account before assets are delivered from the account.

13.	Authority to Contract - If the Client is not an individual (i.e., a corporation, partnership, trust or retirement plan), the party executing on behalf of the Client (hereinafter referred to as the "Authorized Person") represents that he or she is fully authorized to execute this Agreement with "CMCA" and to act on behalf of the Client in connection with the services to be provided to the Client by "CMCA" under this Agreement. The Client and the Authorized Person agree to provide "CMCA" upon the request of "CMCA" or "CMS" any and all additional documentation and agreements necessary to establish the authority of the Authorized Person to act on behalf of the Client.

14.	Modification or Amendment - "CMCA" or "CMS" may modify or amend this
        Agreement, the fee schedule or nature of the services to be provided hereunder by providing Client with thirty (30) days' advance written notice of such change, modification or amendment.

                                       -4-
PAGE

15.	Conflicts of Interest - Client acknowledges that "CMCA" is an registered investment advisory firm. The firm is affiliated with Cummer/Moyers Securities Inc. The individual principals of "CMCA" are also principals with Cummer/Moyers Securities Inc.

16.	Other Compensation To CMS - Certain of the open-end mutual funds which may be acquired in Client's PLATINUM account may, in addition to assessing management fees, internally assess a distribution fee pursuant to section 12(b)1 of the Investment Company Act of 1940 as amended, or an administrative or service fee. "CMS" may be eligible or may subsequently become eligible to share in such fees which generally equal 0.25%, or exceed this amount, each year of the mutual fund account balance. Such fees are included in the calculation of operating expenses of a mutual fund and the existence of such fees is disclose in the prospectus for each mutual fund. Additionally, Client understands that no-load funds may generally be transacted directly with the sponsoring fund organization with no transaction fee.

	Client should be aware that all mutual funds incur expenses for portfolio management services and fund administrative services. These expenses may ranger from 1.25% to 2.0% of asset value for a domestic equity fund and from 2.0% to 2.5% for an international or global equity fund. Internal expenses of bond funds tend to be lower than for equity funds. The advisory fee charged pursuant to this Agreement will be in addition to mutual fund internal expenses.

17.	Proxies - Client understands and agrees that Client retains the right to vote all proxies solicited for the securities held in Client's account. "CMS" will not take any action with respect to the voting of proxies on behalf of Client. If requested, Manager will provide advice as to the voting of specific issues.

18.	Entire Agreement - This Agreement and any Schedules attached hereto represent the entire Agreement between "CMS", "CMCA" and Client regarding fees and services set forth herein and may not be modified, amended or changed except with the written consent of both "CMS" and "CMCA". This Agreement shall be construed in conjunction with and be subject to the express terms and conditions of the separate brokerage account Client Agreement between Client and "CMS". In the event of any conflicts, the terms of this Agreement shall be controlling.

19.	Governing Law - This Agreement shall be governed by the laws of the
        State of Texas.

20.	Severability - The parties hereby agree that if any term, provision, duty, obligation or undertaking herein contained held to be unenforceable or in conflict with applicable state law, the validity of the remaining portions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if such invalid or unenforceable provision was not contained herein.

16.	Receipt of CMS's Disclosure Document - The effective date of this agreement shall be the date evidenced by a Cummer/Moyers Capital Advisors, Inc Officer's signature. By signing this agreement, Client acknowledges receipt from advisor of this SEC Disclosure Form ADV Part II. This form is attached and a part of this agreement. Advisor annually shall deliver or offer to deliver to Client, without charge, a current version of this written disclosure statement. Client shall have the right to terminate this agreement, without penalty, at any time within five (5) business days after the effective date of this agreement.

                                       -5-
PAGE

	Thereafter, either party may terminate this agreement upon thirty
        (30) days written notice to the other party by certified or registered mail to the address set forth in the contract. In the event this Agreement is terminated, and the Client has advanced any fees which have not been earned, as of the effective date of termination, such unearned fees shall be refunded to the Client.

I have been provided with the Cummer/Moyers Capital Advisors, Inc ADV
Part II as currently filed with the Securities & Exchange Commission.

                                          _______________  _______________
                                          (Client Initial) (Spouse Initial)

Agreed to and accepted this _______ day of ____________, 19_____



________________________            _______________________________
Client Signature                    Client Signature (Joint Account)

                                       -6-
PAGE

                                Schedule A
                         PLATINUM Account Agreement
                            Adviser Fee Schedule


PLATINUM Fee Investments (All Fee Based Securities).


Account Value			Quarterly Fee		Annualized Fee
-------------                   -------------           --------------
First $100,000			0.4375%			1.750%
Next $100,000			0.375%			1.500%
Next $300,000			0.3125%			1.250%
Amounts over $500,000		0.1875%			0.750%


*The minimum account value of Fee Investments is $50,000

Advisory fees will be charged quarterly in advance. The initial fee under the Fee Schedule is calculated from the date of inception to the end of this initial calendar quarter under the terms of this Client Agreement. Subsequent fees will be determined for calendar quarter periods and shall be calculated on the basis of the market value of PLATINUM Fee Investments held for the account of the Client on the last day of the previous quarter. Such fees shall become due and payable the first business day following the last day of each quarter. Advisory fees are inclusive of administrative. fees associated with Client's PLATINUM account.

There will be no refund of advisory fees previously paid with respect to withdrawals of cash and/or securities. In the event of cancellation of this Agreement, fees previously paid will be refunded on a prorated basis to the date written notice of such cancellation is received by the non-cancelling party.

	_______________ Client Initial
	_______________ Client Initial


PAGE

                                 EXHIBIT B-2









                     Cummer/Moyers Capital Advisors, Inc.
                           Cummer/Moyers Securities
                               MANAGED ACCOUNT
                              SERVICE AGREEMENT

PAGE

                     Cummer/Moyers Capital Advisors, Inc.
                        Cummer/Moyers Securities Inc.
                              Managed Account
                        Discretionary Client Agreement


Client Name(s): _________________________________

Address: ______________________      ________________________________________
         ______________________      Investment Adviser (Manager)
         ______________________      FBO Cummer/Moyers Capital Advisors, Inc.



This agreement is by and between the above named party (hereinafter referred to as "Client"), Cummer/Moyers Capitol Advisors, Inc., a registered investment adviser and (hereinafter referred to as "CMCA"), and Cummer/Moyers Securities, Inc. (hereinafter know as "CMS", registered Broker Dealer).


	THE PARTIES HERETO AGREE AS FOLLOWS:

1.	Appointment of Investment Manager - Client hereby appoints
        Cummer/Moyers Capital Advisors, Inc. (CMCA) an investment adviser (hereinafter referred to as "Manager"), as Client's Investment Manager.

2.	Execution Services - Cummer/Moyers Securities, Inc. (CMS) is hereby appointed by Client as sole and exclusive broker with respect to the referenced account for the execution of purchase and sale transactions. In the execution of said transactions, CMS or its clearing agent may act as agent (including agency cross transactions with other Clients) or as principal on non-discretionary transactions.

3.	Duties of CMCA - CMCA will provide Client, upon acceptance of
        Client's account, discretionary investment advisory services including portfolio reviews and recommendations with respect to various investments which will be included in the asset value of the clients account, for the purpose of calculating the fee compensation to CMCA for advisory purposes.

	Manager shall assume all investment duties with respect to assets held in the Managed Account and shall have sole investment authority with respect to such assets. Manager shall invest and reinvest the assets of the Managed Account in such stocks, bonds or other property of any kind as it deems in the best interest of the Client to achieve the investment objective designated by Client. The Manager may take any action or non-action as it deems appropriate, with or without other consent or authority from the Client, and may exercise its discretion and invest such assets exactly as fully and freely as the Client might do as owner, except that the Manager is not authorized to withdraw any monies or securities from the account regardless of the length of time they have been held. The Manager shall further be free to make investment changes regardless of the resulting rate of portfolio turnover, when it, in its sole discretion, shall determine that such changes will promote the investment objective of the account. If the security or property held in such account is accompanied by voting rights, then Manager shall exercise such voting rights in the manner it deems appropriate provided Client determines not to exercise such voting rights.

	CMCA will also provide various administrative services which include determining the fair market value of assets held in Client's account at least quarterly and producing a portfolio performance report for Client detailing account assets, account transactions, receipt and disbursement of funds, interest and dividends received and account gain or loss by security as well as for the total account.

PAGE

4.	Investment Policy - Client shall designate the investment objective of the Managed Account. Any changes to the investment objective shall be provided to Manager in writing.

5.	Securities Custody - At no additional charge, CMS shall facilitate the maintenance of custody of securities positions for the referenced account through its' choice of clearing firm, including holding securities in nominee name and crediting interest and dividends received on said securities to Client's account.

6.	Securities Brokerage Remuneration - Client agrees to pay CMS for transaction execution and clearing services based upon a standard commission schedule published by Cummer/Moyers Securities Inc.

7.	CMCA Remuneration - Client will compensate CMCA for investment advisory services on an annual fee basis at the rate set forth in Schedule A attached hereto. The fee will be payable quarterly in advance. The initial fee payable to CMCA will be the prorated amount due for the initial calendar quarter from the inception of Client's account. The initial quarterly fee will be calculated based upon the total asset value of Client's account at inception. The initial quarterly payment will become due in full on the date the account is accepted and will be based on the account asset value as of that date.

	Subsequent quarterly fees will be calculated based upon the market value of Client's Fee Investments on the last business day of the previous calendar quarter and will become due the following business day. No fee adjustments will be made because of withdrawals made by Client during the period.

	CMCA is hereby authorized to deduct from Client's account any fee owed to CMCA pursuant to the terms of this Agreement. All fees paid to CMCA will be reported to Client on the quarterly portfolio reports which will be produced by CMCA and supplied to Client by CMCA.

8.	Limitation of Responsibility - CMCA is authorized to follow the instructions of Client in every respect concerning Client's account. Client hereby agrees to indemnify and hold CMCA and CMS, their officers, directors, agents, employees and affiliates harmless from all loss, cost (including attorneys' fees), indebtedness and liabilities arising from actions directed by Client.

	In no event will CMCA or CMS be obligated to execute any transaction that it believes would violate any federal or state law, rule or regulation, or any rule or regulation of any regulatory body. However, nothing herein shall in any way constitute a waiver or limitation of any right the client may have under Federal or State securities laws.

9.	Reports - CMS or CMCA, or its clearing agent shall transmit to the
        Client the following reports: (1) Trade confirmations reflecting all transactions in securities; (2) Statements itemizing all transactions in cash and securities, and all deposits and withdrawals of principal and income, submitted at least quarterly;
        (3) Statements of securities in custody listing securities held in the account, submitted at least quarterly; (4) Portfolio performance reports prepared and submitted on a quarterly basis summarizing all activity Client's account, gain or loss information and advisory fees paid.

10.	Verification of Reports - The Client will verify all portfolio performance reports prepared by CMCA and CMS and will acknowledge the correctness of said reports upon request. The Client shall immediately notify CMCA of any discrepancy in such reports. Failure to notify CMS or CMCA shall operate as conclusive proof of acceptance.

11.	Expenses and Liabilities - The Client hereby agrees to be
        responsible for all fees and expenses incurred by CMCA in connection herewith and to indemnify and hold harmless CMCA and CMS's nominee from all taxes, expenses (including attorneys' fees) or charges incurred by or assessed against CMCA or CMS's nominee in connection with this Agreement.

                                    -2-
PAGE

12.	Assignment, Termination and Responsibility - This Agreement may
        not be assigned without the written consent of Client and CMCA.
        The initial term of this Agreement shall be for a period of one (1) year and shall automatically renew thereafter the successive periods of one (1) year each until terminated by CMCA or Client. CMCA or Client may terminate this Agreement at any time by providing written notice of such election to the other party. This Agreement will terminate automatically upon receipt by CMCA of legal notice of the death of the Client. Termination of this Agreement will not affect any liability or responsibility with regard to transactions for the Client's account initiated prior to or after such termination, and the Client agrees to be responsible for any commissions, fees or expenses prior to or after such termination.

	In the event of termination of this Agreement, CMCA will refund to Client the prorated portion of the fee for the quarter of termination. Transaction processing charges paid to CMS are not subject to refund in the event of termination of this Agreement because they will be incurred at the time a service is performed. All fees due under this Agreement at termination will be deducted from Client's account before assets are delivered from the account.

13.	Authority to Contract - If the Client is not an individual
        (i.e., a corporation, partnership, trust or retirement plan), the party executing on behalf of the Client (hereinafter referred to as the "Authorized Person") represents that he or she is fully authorized to execute this Agreement with CMCA and to act on behalf of the Client in connection with the services to be provided to the Client by CMCA under this Agreement. The Client and the Authorized Person agree to provide to CMCA upon the request of CMCA any and all additional documentation and agreements necessary to establish the authority of the Authorized Person to act on behalf of the Client.

14.	Modification or Amendment - CMCA or CMS may modify or amend
        this Agreement, the fee schedule or nature of the services to be provided hereunder by providing Client with thirty (30) days advance written notice of such change, modification or amendment.

15.	Conflicts of Interest - Client acknowledges that Manager is an investment advisor and will receive compensation in the form of all advisory fees paid to CMCA pursuant to this Agreement. Further, Manager is affiliated with CMS. In said capacity the Manager may provide securities brokerage services through CMS which involve securities not transacted in Client's account pursuant to the terms and conditions of this Agreement. Such securities transactions may result in a commission to be paid to CMS and, if so, the affiliated financial advisor will receive a portion of said commission.

16.	Other Compensation to CMS - Certain of the open-end mutual
        funds which may be acquired in Client's account may, in addition to assessing management fees, internally assess a distribution fee pursuant to section 12(b)1 of the Investment Company Act of 1940 as amended, or an administrative or service fee. CMS may be eligible or may subsequently become eligible to share in such fees which generally equal 0.25%, or exceed this amount, each year of the mutual fund account balance. Such fees are included in the calculation of operating expenses of a mutual fund and the existence of such fees is disclosed in the prospectus for each mutual fund. Additionally, Client understands that no-load funds may generally be transacted directly with the sponsoring fund organization with no transaction fee.

	Client should be aware that all mutual funds incur expenses for portfolio management services and fund administrative services. These expenses may range from 1.25% to 2.0% of asset value for a domestic equity fund and from 2.0% to 2.5% for an international or global equity fund. Internal expenses of bond funds tend to be lower than for equity funds. The advisory fee charged pursuant to this Agreement will be in addition to mutual fund internal expenses.

17.	Proxies - Client understands and agrees that Client retains the right to vote all proxies solicited for the securities held in Client's account. The Manager will not take any action with respect to the voting of proxies on the behalf of Client. If requested, Manager will provide advice as to the voting of specific issues.
                                    -3-
PAGE

18.	Entire Agreement - This Agreement and any Schedules attached hereto represent the entire Agreement between CMS, CMCA and Client regarding fees and services set forth herein and may not be modified, amended or changed except with the written consent of CMCA. This Agreement shall be construed in conjunction with and be subject to the express terms and conditions of the separate brokerage account Client Agreement between Client and CMS. In the event of any conflicts, the terms of this Agreement shall be controlling.

19.	Governing Law - This Agreement shall be governed by the laws of the State of Texas.

20.	Severability - The parties hereby agree that if any term,
        provision, duty, obligation or undertaking herein contained is held to be unenforceable or in conflict with applicable state law, the validity of the remaining portions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if such invalid or unenforceable provision was not contained herein.

16.	Receipt of CMCA's Disclosure Document - Client hereby
        acknowledges receipt of CMCA's Form ADV Part II as required under Rule 204-3 of the Investment Adviser's Act of 1940.
        Notwithstanding anything to the contrary herein, Client Shall have the right to terminate this Agreement without penalty within five business days of Client's execution of this Agreement.


SIGNATURES:


Agreed to and accepted this _____ day of ____________, 19___.



___________________________     __________________________
Client Signature                Client Signature (Joint Account)



__________________________________________________
Principal/Other of Cummer/Moyers Capital Advisors, Inc.



__________________________________________________
Principal/Other of Cummer/Moyers Securities, Inc.

                                    -4-
PAGE

                                Schedule A
                        C/M Capital Advisors, Inc.
                        Managed Account Agreement
                         Advisor Fee Disclosure


	Administration & Portfolio Reporting Fee (All Assets)

                        Assets Below 500,000 .20%
                        Assets Over 500,000  .15%


	Breakpoints are incremental; thus the fee as a percentage of market value decreases as market value increases.

	The following charges apply only to the "No-Load" Mutual Fund Portion of the account, - Those funds where no commissions or
              12-B1 fees are paid by the fund to the advisor.

                  "No-Load" Fund Value              Annualized Fee
                   -------------------              --------------
                   $25,000 - $100,000                     1%
		   $100,001 - $500,000			.75%
                   $500,001 - $1,000,000                .50%
                   Over 1,000,000                       .25%

Advisory fees will be charged quarterly in advance. Fees will be determined for quarter periods and shall be calculated on the basis of the average market value of invesments held for the account of the Client during the quarter. "No-Load" fund fees are based upon end of the quarter values. Such fees shall become due and payable the first business day following the last day of each quarter.

In the event of cancellation of this agreement, fees earned since the time of the most recent billing period will be deducted from Client's account subject to the terms and conditions of this Client Agreement

	__________________ Client Initial
	__________________ Client Initial

PAGE

                                EXHIBIT B-3



                        Cummer/Moyers Capital Advisors

                          Cummer/Moyers Securities

                    Managed Investment Program Agreement

PAGE

                     Cummer/Moyers Capital Advisors Inc.
                        Cummer/Moyers Securities Inc.
                    Managed Investment Program Agreement



The agreement is between Cummer/Moyers Capital Advisors Inc. ("CMCA"), Hereinafter refereed to as Investment Manager; Cummer/Moyers
Securities Inc., ("CMS"); and ____________________ ("Client").

The Parties Hereto Agree As Follows:

1.	Appointment.  Client appoints "CMCA" as the investment manager of those assets designated to be held in a Managed Investment Program Account.

2.	Establishment of Accounts.  Investment Manager shall establish such accounts in the name of the Client as are necessary to account for the assets and any additions, income, receipts and disbursements in connection therewith.

(A)	Execution Services.  Client instructs Investment Manager to direct the Managed Investment Program Account execution services to "CMS". Investment Manager shall instruct "CMS" to forward to Client copies of all brokerage confirmations promptly after execution of transactions. The Investment Manager does not accept Managed Investment Program Accounts where the Managed Investment Program Account is not maintained at "CMS". The only recourse for a client who wishes to utilize another Securities Broker, for whatever reason, is to terminate the relationship with the Investment Manager.

3.	Duties of Investment Manager.

(A)	Managed Investment Program Account.  Investment Manager shall assume all investment duties with respect to assets held in the Managed Investment Program Account and shall invest and reinvest the assets of the Managed Investment Program Account in such stocks, bonds or other property of any kind as it deems in the best interest of the Client to achieve the investment objective designated by Client on Client Information Form. The Investment Manager may take any action or nonaction as it deems appropriate, with or without other consent or authority from the Client, and may exercise its discretion and invest such assets exactly as fully and freely as the Client might do as owner, except that the Investment Manager is not authorizes to withdraw any monies or securities in the portfolio of the account regardless of the length of time they have been held. The Investment Manager shall further be free to make investment changes regardless of the resulting rate of portfolio turnover, when it, in its sole discretion, shall determine that such changes will promote the investment objective of the account. If the security of property held in such account is accompanied by voting rights, then Investment Manager shall exercise such voting rights in the manner it deems appropriate provided Client determines not to exercise such voting rights.

(B)	Valuation of Account.  Investment Manager shall determine the fair market value of assets held in the Managed Investment Program Account at least quarterly.

(C)	Disbursement of Account.  Client may advise Investment Manager that Client intends to withdraw monies from the Managed Investment Program Account on a regular basis as designated on the Client Information Form. If Client elects to withdraw monies at any other time, Client Agrees to provide written notice to Investment Manager pursuant to Paragraph 12.

4.	Investment Policy.  Client shall designate on Client Information
        Form the investment objective of the Managed Investment Program Account. If Client wishes to change investment objective, Client agrees to provide written instructions to Investment Manager pursuant to paragraph 12.

PAGE

5.	Term of Agreement and Termination.  This agreement shall be valid for one (1) year from the effective date and will be automatically renewed annually for one (1) year terms. However, either party may terminate this Agreement at any time by giving written notice pursuant to Paragraph 12. Upon termination, Investment Manager will liquidate the account unless Client provides written instructions to the contrary. Investment Manager agrees to use its best effort to liquidate the Managed Investment Program Account upon receipt of proper written notice on the business day of receipt provided that the notice is received prior to 12 noon. If notice is received after 12 noon, Investment Manager agrees to use its best effort to liquidate the Managed Investment Program Account by end of the following business day. Termination of this agreement shall not effect any liability resulting from sales or exchanges initiated prior to written notice of such revocation. Upon termination, Client shall receive a refund of the portion of the prepaid management fee which is not utilized. Investment Manager will not accept instructions to terminate this agreement unless such instructions are provided in writing by Client.

6.	Assignment.  No assignment of this Agreement may be made by any party except with the written consent of the other party.

7.	Fees.  Investment Manager shall be paid such compensation for its services as designated on Schedule A, attached hereto. Until paid, the fees and expenses of Investment Manager shall constitute a lien upon the assets of the Managed Investment Program Account. "CMS" shall be paid such compensation for its services designated on Schedule B attached hereto.

8.	Arbitration Agreement.

        *  Arbitration is final and binding on the parties
        * The parties are waiving their rights to seek remedies in court, including the right to jury trial.
        * Pre-arbitration discovery is generally more limited than, and different from, court proceedings.
        * The arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or to seek modification or rulings by the arbitrators is strictly limited.
        * The panel or arbitrators will typically include a minority or arbitrators who were or are affiliated with the securities industry.

The Client agrees that all controversies which may arise between Client and Investment Manager concerning any transaction or the construction, performance or breach of this or any other agreement between Client and Investment Manager, whether entered into prior to, on, or subsequent to the date hereof, shall be determined by arbitration. Any arbitration shall be before either the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., American Stock Exchange, Inc., or where appropriate, the Chicago Board Options Exchange, Inc., as the Client may elect. If the Client fails to make this election within five days of receipt of a written request from Investment Manager to make such election, then Client authorizes Investment Manager to make this election. The award of the arbitrators, or of the majority of them, shall be the final judgment upon the award rendered may be entered in any court, state or federal, having jurisdiction. The Client specifically agrees that at least one of the arbitrators must be knowledgeable of financial planning concepts and the financial process.

9.	Liability of Investment Manager.  Investment Manager shall not have any liability to Client for any loss incurred in connection with recommendations or investments made or other action(s) taken on behalf of Client due to errors of judgment or by reason of Investment Manager's advice including action taken or omitted subsequent to Client's death or termination of the Agreement, but prior to receipt by Investment Manager of written notice thereof, and including action taken or omitted prior to a written notice of termination. However, Investment Manager shall not be excluded from liability for losses occasioned by reason of its respective willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of obligations and duties hereunder. However, nothing herein shall in any way constitute a waiver or limitation of any right the client may have under Federal or State securities laws.

                                   -2-
PAGE

10.	Representation by Client.  Client represents that the terms hereof do not violate any obligation by which Client is bound, whether arising by contract, operation of law or otherwise, and that, if required, (I) this contract has been duly authorized by appropriate action and is binding upon Client in accordance with its terms, and (II) Client will deliver to Investment Manager such evidence of such authority as it may reasonably require, whether by way of a certified resolution, trust agreement, or otherwise.
        A Trustee or other fiduciary entering into this agreement represents that the proposed investment objective designated by Client on Client Information Form is within the scope of the investments and policies authorized by the governing instrument. The Trustee also agrees to advise Investment Manager in writing of the funding policy of the trust and shall specify the anticipated liquidity needs of the Trust for disbursements.

11.	Indemnification Of Investment Manager.  Client hereby agrees to indemnify and hold and save harmless Investment Manager from any and all costs, loss, damage, expense, charge, claim or liability, including, without limitation, attorneys' fees, asserted against Investment Manager or imposed upon or insured by Investment Manager as a direct or indirect result of any claim asserted by any person concerning matters with regard to which the Investment Manager has acted in good faith or in reliance upon the written or verbal direction of Client; upon the written or verbal direction of any person whom Investment Manager has reason to believe is acting with the permission of the Client, or in reliance upon the direction of a court which the Investment Manager believes to be of competent jurisdiction. Investment Manager shall not be liable for any act or omission of any other person with respect to funds held by any person or entity other than Investment Manager. However, nothing herein shall in any way constitute a waiver or limitation of any right the client may have under Federal or State securities laws.

12.	Notice.  All written notices required hereunder shall be deemed effective when received by Affiliated Investment Advisor at its office at the address shown on the Client Information Form or by Client at the address shown on Client Information Form. Each party shall be entitled to presume the correctness of such addresses until notified in writing to the contrary. Receipt of a telegram or facsimile transmission by either party will constitute receipt of proper written notice hereunder. Client agrees to indemnify and hold harmless Investment Manager against claim, loss, expenses or damages, including reasonable fees of investigation and counsel, in connection with any action taken by Investment Manager upon receipt of a telegram or facsimile transmission in Client's name.

13.	Governing Law.  This Agreement shall be construed and interpreted in accordance with the State laws of Texas. This Agreement is also intended to conform to the requirements of the Employee Retirement Income Security Act of 1974 when applicable and shall in all events be construed and interpreted in accordance therewith.

14.	Servability.  It is understood by the parties hereto that if any term, provision, duty, obligation or undertaking herein contained is held by the court to be unenforceable or illegal or in conflict with the applicable state law, the validity of the remaining portions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if such invalid or unenforceable provision was not contained herein.

15.	Disclosure.  By execution of the Agreement, Client acknowledges that Investment Manager has informed Client of the following:

(A)	"CMCA" is an Investment Adviser registered with the Securities and
        Exchange Commission ("SEC"). "CMCA" is affiliated with Cummer Moyers Securities Inc., a registered Broker/Dealer.

                                   -3-
PAGE

Effective Date, Receipt of Disclosure Statement, Right of Termination

The effective date of this agreement shall be the date evidenced by a Cummer/Moyers Capital Advisors, Inc Officer's signature. By signing this agreement, Client acknowledges receipt from advisor of this SEC Disclosure Form ADV Part II. This form is attached and a part of this agreement. Advisor annually shall deliver or offer to deliver to Client, without charge, a current version of this written disclosure statement. Client shall have the right to terminate this agreement, without penalty, at any time within five (5) business days after the effective date of this agreement.

Thereafter, either party may terminate this agreement upon thirty (30) days written notice to the other party by certified or registered mail to the address set forth in the contract. In the event this Agreement is terminated, and the Client has advanced any fees which have not been earned, as of the effective date of termination, such unearned fees shall be refunded to the Client.

I have been provided with the Cummer/Moyers Capital Advisors, Inc ADV
Part II as currently filed with the Securities & Exchange Commission.

                                  _______________     	_______________
                                  (Client Initial)      (Spouse Initial)

Signatures:

The effective date of this Agreement shall be the date of its acceptance by Investment Manager.

	Accepted And Agreed To By Client this _____ day of__________, 1997.


	_________________________		By:_________________________
	Witness						Client

        _________________________                   ________________________
	Witness						Client

	_________________________
	Witness

	_________________________
	Witness

	Accepted And Agreed To by Investment Manager this _____ day of
__________, 1997.


	By:______________________________
	    (Authorized Officer)
	    Cummer/Moyers Capital Advisors


	   ______________________________
	    (Authorized Officer)
	    Cummer/Moyers Securities Inc.

                                   -4-
PAGE

                                   SCHEDULE A
                            MANAGEMENT FEE SCHEDULE
                                 CMCA ACCOUNTS


Fees are incremental
                                              Minimum         Client Initial
Portfolio Administration Fee Schedule       Account Size            One

Growth Objective                              $ 50,000           __________

First $1,000,000 is billed at .20%                               __________
Next $4,000,000 is billed at .10%
Next $5,000,000 is billed at .05%
Greater than $10,000,000 negotiable


Total Return Income (Balanced)                $100,000           __________

First $1,000,000 is billed at .20%                               __________
Next $4,000,000 is billed at .10%
Next $5,000,000 is billed at.05%
Greater than $10,000,000 negotiable


Fixed Income - Securities Only                $200,000           __________

First $1,000,000 is billed at .20%                               __________
Next $4,000,000 is billed at .10%
Next $5,000,000 is billed at .05%
Greater than $ 10,000,000 negotiable



Types of Aggregated Accounts:

  *     Individually owned accounts
  *     Individual
  *     His/Her spouse
  *     Their children under age 21
  *     Individual Retirement Accounts (IRA's)
  *     Self-directed accounts under employee benefit plan ("ERISA plan")
  *     ERISA plan accounts in which individual is sole participant

For purposes of determining CMCA's management fee, CMCA managed accounts, will be combined among certain classes of accounts to determine if a lower management fee will apply.

PAGE

                                 SCHEDULE B
                             BROKERAGE SCHEDULE

                           MANAGED INVESTMENT PROGRAM

Account Name:__________________________________________

In connection with the Managed Account Service Agreement between
Client and CMCA & CMS dated _______________, Client intend to incur sales commissions for the Investment Management Account(s) as follows: (initial ONE of the options below)

_____ Option 1. Sales commissions, at the rate negotiated between Client and brokerage firm or registered representative, are charged to the account as transactions occur. The registered representative receives a portion of sales commissions.

_____ Option 2. Asset-based Brokerage Fee: Under this arrangement, CMS receives an annual amount as the total annual brokerage fee, and the registered representative receives a portion of this charge as his or her compensation. The asset-based charge is negotiated between Client and his brokerage firm or registered representative. It is calculated as a percentage of assets under management. The fee is paid quarterly in advance. When the account is opened, the brokerage fee is billed for the remainder of the current billing period, based on the initial contribution. Thereafter, the fee is paid quarterly in advance, is based on the account asset value on the last business day of the previous calendar quarter, and becomes due the following business day.

Fees are incremental

     Growth                                Fixed Income - Securities Only
     -----------------------------------   -----------------------------------
     First $200,000 is billed at 1.55%     First $500,000 is billed at 1.05%
     Next $300,000 is billed at 1.05%      Next $500,000 is billed at 0.80%
     Next $500,000 is billed at .75%       Next $1,000,000 is billed at 0.70%
     Next $1,000,000 is billed at 0.55%    Next $8,000,000 is billed at 0.60%
     Next $8,000,000 is billed at 0.35%    Greater than $10,000,000 negotiable
     Greater than $10,000,000 negotiable


     Total Return Income (Balanced)
     -----------------------------------
     First $200,000 is billed at 1.55%
     Next $300,000 is billed at 1.05%
     Next $500,000 is billed at .75%
     Next $1,000,000 is billed at 0.55%
     Next $8,000,000 is billed at 0.35%
     Greater than $10,000,000 negotiable

Management fees will be deducted from the account. When the account is opened, the management fee is billed for the remainder of the current billing period and is based on the initial contribution. Thereafter, the quarterly fee is paid in advance; it will be based on the account asset value on the last business day of the calendar quarter just ended; and will become due the following business day. Client hereby authorizes Custodian to deduct the annual management fee from Client's account. Client understands he will receive an invoice showing the amount of the fee, the value of the assets on which the fee was based, and the specific manner in which the investment management fee was calculated.

Pursuant to the provision of Section 11a2-2(T) of the Securities Exchange Act of 1934, certain transactions effected by CMS for certain Clients on a national or regional securities exchange must be executed through a floor broker unaffiliated with CMS. Client specifically consents, in the absence of contrary instructions, to CMS's acting as broker (other than as floor broker) and being compensated for brokerage for the Manage Account when permitted by applicable law.

PAGE

                                  EXHIBIT C




                          STRATEGIC PARTNERS I, LTD.



                        LIMITED PARTNERSHIP AGREEMENT


PAGE

                              TABLE OF CONTENTS

                                                                      Page
                                                                      ----
ARTICLE I - ORGANIZATION

	1.01.   Formation                                               1
	1.02.   Partnership Name                                        1
	1.03.   Partnership Office                                      1
	1.04.   Term of the Partnership                                 1
	1.05.   Objects and Purposes                                    1
	1.06.   Partners                                                2
	1.07.   Special Limited Partner                                 2
	1.08.   Liability of Partners                                   2

ARTICLE II - DEFINITIONS

	2.01.   Additional Capital Contribution                         3
	2.02.   Capital Account                                         3
	2.03.   Capital Contributions                                   3
	2.04.   Closing Capital Balance                                 3
	2.05.   Code                                                    3
	2.06.   ERISA                                                   3
	2.07.   Fiscal Year                                             3
	2.08.   General Partners                                        3
	2.09.   Hot Issues Account                                      3
	2.10.   Interest Equivalent Amount                              3
	2.11.   Limited Partner and Limited Partners                    3
	2.12.   Limited Partnership Act                                 3
	2.13.   Loss Recovery Account                                   3
	2.14.   Management Fee                                          3
	2.15.   NASD                                                    3
	2.16.   NASDAQ                                                  3
	2.17.   NASD Interpretation                                     3
	2.18.   Net Asset Value                                         3
	2.19.   Net Losses                                              4
	2.20.   Net Operating Losses                                    4
	2.21.   Net Operating Profits                                   4
	2.22.   Net Profits                                             4
	2.23.   Opening Capital Balance                                 4
	2.24.   Partnership Interests                                   4
	2.25.   Partnership                                             4
	2.26.   Representative                                          4
	2.27.   Securities                                              4
	2.28.   Securities Gains                                        4
	2.29.   Securities Losses                                       4
	2.30.   Special Limited Partner                                 5
	2.31.   Tax Matters Partner                                     5
	2.32.   Valuation Period                                        5

                                    -i-
PAGE

ARTICLE III - THE GENERAL PARTNERS

	3.01.   Management                                              5
	3.02.   Authority of General Partners                           5
	3.03.   Partnership Offices, Employees and Expenses             6
	3.04.   Reliance by Third Parties                               6
	3.05.   Other Activities and Competition                        6
	3.06.   Exculpation                                             7
	3.07.   Indemnification                                         7
	3.08.   Payments of Costs and Expenses                          7
	3.09.   Management Fee                                          8
	3.10.   Admission of Additional General Partners                8

ARTICLE IV - CAPITAL ACCOUNTS; ALLOCATIONS; DISTRIBUTIONS

	4.01.   Capital Contributions                                   8
	4.02.   Additional Contributions                                8
	4.03.   Capital Account                                         9
	4.04.   Allocation of Net Profits and Net Losses                9
	4.05.   Valuation of Assets                                    11
	4.06.   Determination by General Partners of Certain Matters   12
	4.07.   Distributions Generally                                12

ARTICLE V - ALLOCATION OF PROFITS AND LOSSES
		 FOR FEDERAL INCOME TAX PURPOSES

	5.01.   Allocation of Federal Income Tax Items                 12
	5.02.   Allocation of Net Investment Income or Loss            12
	5.03.   Allocations of Net Recognized Securities
		   Gains or Losses                                     12
	5.04.   Limitations on Allocations                             13

ARTICLE VI - WITHDRAWALS

        6.01.   Withdrawal by Limited Partners                         13
        6.02.   Withdrawal by General Partners                         14
        6.03.   Withdrawal on Certain Conditions                       14
        6.04.   Payment to Withdrawing Partner                         14
        6.05.   Mandatory Withdrawal of Partners                       14

ARTICLE VII - ASSIGNMENT OF LIMITED PARTNER'S INTEREST

        7.01.   Assignment                                             15
        7.02.   Void Assignment                                        15
        7.03.   Substituted Limited Partner                            15
        7.04.   Effect of Assignment                                   15
        7.05.   Effect to Death, Etc.                                  15

                                    -ii-
PAGE

ARTICLE VIII - BOOKS AND RECORDS

        8.01.   Fiscal Year                                            16
        8.02.   Retention                                              16
        8.03.   Financial Reports                                      16
        8.04.   Tax Matters Partner                                    16
        8.05.   Tax Elections                                          17

ARTICLE IX - TERMINATION

        9.01.   Termination                                            17
        9.02.   Resignation of General Partners                        17
        9.03.   Interest of Bankrupt General Partner                   17
        9.04.   Procedure                                              18

ARTICLE X - POWER OF ATTORNEY

        10.01.  Power of Attorney                                      18
        10.02.  Irrevocable                                            18

ARTICLE XI - MEETINGS AND VOTING

        11.01.  Meetings of Partners                                   19
        11.02.  Limited Partner Voting; Action Taken Without a Meeting 19

ARTICLE XII - MISCELLANEOUS

        12.01.  Amendments to Partnership Agreement                    19
        12.02.  Notices                                                20
        12.03.  Entire Agreement                                       20
        12.04.  Severability                                           20
        12.05.  Captions and Gender                                    20
        12.06.  Law Governing                                          20
        12.07.  Successors and Assigns                                 20
        12.08.  Additional Instruments                                 20
        12.09.  Protection of Partnership Assets                       20
        12.10.  Ratification of Prior Acts                             20
        12.11.  Execution in Counterparts                              21


                                    -iii-
PAGE

                          STRATEGIC PARTNERS I, LTD.

                        LIMITED PARTNERSHIP AGREEMENT


                                _______________

                        Pursuant to the Texas Revised
                           Limited Partnership Act
                                _______________

	AGREEMENT, made as of the _____ day of ____________, 1995, by and among Cummer Moyers Capital Partners, Inc., a Texas corporation (the "Corporate General Partner") and Jeff Cummer and Dwayne Moyers as individuals (the "Individual General Partners") (the Corporate General Partner and the Individual General
Partners are hereinafter collectively referred to as the "General Partners") and each and all of those persons, personally or by attorney-in-fact, having executed in counterpart this Agreement as limited partners or as a special limited partner (the "Limited Partners", individually, a "Limited Partner") (the Limited Partners and the General Partners being hereinafter sometimes called collectively, the "Partners").

                                WITNESSETH:
                                -----------

	WHEREAS, the parties hereto desire to form a limited partnership (the "Partnership") in accordance with the provisions of the Texas Revised Limited Partnership Act for the purposes and upon the terms set forth in this Agreement.

	NOW, THEREFORE, in consideration of the contributions to the Partnership as hereinafter set forth and in consideration of these presents, the parties hereto agree as follows:

                                ARTICLE I

                               ORGANIZATION
                               ------------

	1.01.	Formation.  The parties hereby create and form a
limited partnership pursuant to the Texas Revised	Limited
Partnership Act (the "Limited Partnership Act").

	1.02.	Partnership Name.  The business of the Partnership
shall be conducted under the name "Strategic Partners I, Ltd."

	1.03.	Partnership Office.  The principal office of the
Partnership in the State of Texas shall be at 3801 Hulen, Suite 203, Fort Worth, Texas 76107, or at such other location as the General Partners may hereafter designate by notice to the Limited Partners.

	1.04.	Term of the Partnership.  The Partnership shall
continue until December 31, 2015, unless sooner terminated in accordance with the provisions of this Agreement.

	1.05.	Objects and Purposes. the primary objects and
purposes of the Partnership are:

	(a)	to invest and trade, on a long position or a short
position, on margin or otherwise in capital stock, subscriptions, warrants, bonds, notes, debentures, convertible securities, American depositary receipts and shares, rights, puts, calls and other options (including both options written by the Partnership and by others) relating thereto and all other types and kinds of securities of companies in the United States or in foreign securities markets, and in stock index and other futures contracts relating to securities and options on such contracts (all such items being called herein "Securities");

PAGE

	(b)	to engage in such other lawful Securities transactions
as the General Partners may from time to time determine;

	(c)	to possess, transfer or otherwise deal in, and to
exercise all rights, powers, privileges and other incidents of ownership or possession with respect to, Securities and other property and funds held or owned by the Partnership with the objectives of the preservation, protection, improvement or enhancement in value thereof;

	(d)	to lend any of its properties or funds, with or without
security;

	(e)	to have and maintain one or more offices within or
without the State of Texas and incur such expenses as may be necessary or advisable in connection with the maintenance of such office or offices and the conduct of the business of the Partnership;

	(f)	to open, conduct and close accounts, including margin
and discretionary accounts, with brokers and/or dealers, and to pay the commissions, fees and other charges applicable to transactions in all such accounts; and

	(g)	to enter into, make and perform all contracts,
agreements and undertakings, pay all costs and expenses and engage in all activities and transactions as may be necessary or advisable to the carrying out of the foregoing objects and purposes.

	1.06.	Partners.  The names of all of the Partners, their
addresses, and the amounts of their respective contributions to the Partnership (herein called "Capital Contributions") are set forth on Schedule 1 annexed hereto. Such Schedule is part of this Agreement and is on file at the offices of the Partnership and available for inspection by any Partner during usual business hours upon reasonable notice in writing to the General Partners.

	1.07.	Special Limited Partner.  Investment Management &
Research, Inc. shall have the right upon its execution of this Agreement and acceptance thereof by the General Partners, to be designated a "Special Limited Partner" of the Partnership and shall be deemed a Limited Partner with the same rights, interests, duties and limitations in the Partnership as other Limited Partners except that it shall not be subject to the re-allocation of Net Profits to the General Partners set forth in
Section 4.04(d) hereof.

	1.08.	Liability of Partners.  No Limited Partner shall
be personally liable for the repayment and discharge of any debts and obligations of the Partnership in excess of the amount of his Capital Contribution, except that, to the extent required by law, a Limited Partner may be obligated to return in whole or in part any portion of his Capital Contribution previously received by him for the discharge of Partnership liabilities to all creditors who extended credit or whose claims arose prior to such return. Except to the extent provided in the immediately preceding sentence, no Limited Partner shall have any liability for the debts and obligations of the Partnership or be obligated or required to make additional contributions to the Partnership, other than in accordance with Section 4.02 hereof. To the extent provided by law, the General Partners shall have unlimited liability for the repayment and discharge of all debts and obligations of the Partnership which remain unsatisfied from Partnership assets but shall not be individually liable for the repayment of Capital Contributions.

                                 -2-
PAGE

                                ARTICLE II

                               DEFINITIONS
                               -----------

	For purposes of this Agreement, unless the context otherwise requires, the following terms shall have the following respective meanings:

	2.01.	"Additional Capital Contribution" is defined in Section 4.02.

	2.02.	"Capital Account" is defined in Section 4.03.

	2.03.	"Capital Contributions" is defined in Section 1.06.

	2.04.	"Closing Capital Balance" of a Partner for a
Valuation Period shall be the amount of such Partner's Opening Capital Balance for such Valuation Period, increased (or decreased) by the Net Profits preliminary allocated (or the Net Losses allocated) to the Partner pursuant to Section 4.04(a) hereof for such Valuation Period, decreased (or increased in the case of the General Partners) by any Net Profits allocated to the General Partners pursuant to Section 4.04(d) hereof as of the end of such Valuation Period, and decreased by the amount of any distributions to such Partner in accordance with Section 4.07 hereof during such Valuation Period.

	2.05.	"Code" is defined in Section 5.03(c).

	2.06.	"ERISA" is defined in Section 3.07.

	2.07.	"Fiscal Year" is defined in Section 8.01.

	2.08.	"General Partners" are defined in the Preamble.

	2.09.	"Hot Issues Account" is defined in Section 4.04(g).

	2.10.	"Interest Equivalent Amount" is defined in Section 4.04.(g).

	2.11.	"Limited Partner" and "Limited Partners" is
defined in the Preamble.

	2.12.	"Limited Partnership Act" is defined in Section 1.01.

	2.13.	"Loss Recovery Account" is defined in Section 4.04(b).

	2.14.	"Management Fee" is defined in Section 3.09.

	2.15.	"NASD" is defined in Section 4.04(g).

	2.16.	"NASDAQ" is defined in Section 4.05(b).

	2.17.	"NASD Interpretation" is defined in Section 4.04(g).

	2.18.	"Net Asset Value" for a Valuation Period shall
mean the excess, if any, of the value of the assets of the Partnership as determined pursuant to Section 4.05 hereof on the last day of such Valuation Period over the amount of liabilities of the Partnership at such time.

                                 -3-
PAGE

	2.19.	"Net Losses" for a Valuation Period shall mean the
excess, if any, of the sum of (i) Securities Losses, if any, and
(ii) Net Operating Losses, if any, over the sum of (iii)
Securities Gains, if any, and (iv) Net Operating Profits, if any, for such Valuation Period.

	2.20.	"Net Operating Losses" for a Valuation Period
shall mean the excess, if any, of the expenses (including the Management Fee referred to in Section 3.09 hereof) incurred during such Valuation Period by the Partnership (other than expenses incurred in the sale or purchase of Securities) over the aggregate income earned during such Valuation Period by the Partnership from all sources whatsoever (other than from the sale or purchase of Securities).

	2.21.	"Net Operating Profits" for a Valuation Period
shall mean the excess, if any, of the aggregate income earned during such Valuation Period by the Partnership from all sources whatsoever (other than from the sale or purchase of Securities) over all expenses (including the Management Fee) incurred during such Valuation Period by the Partnership (other than expenses incurred in the sale or purchase of Securities).

	2.22.	"Net Profits" for a Valuation Period shall mean
the excess, if any, of the sum of (i) Securities Gains, if any, and (ii) Net Operating Profits, if any, over, (iii) Securities Losses, if any, and (iv) Net Operating Losses, if any, for such Valuation Period.

	2.23.	"Opening Capital Balance" of a Partner for a
Valuation Period (other than the Valuation Period beginning on the date as of which such Partner makes his original Capital Contribution, for which Valuation Period such Partner's Opening Capital Balance shall be the amount equal to such Partner's original Capital Contribution) shall be the amount equal to such Partner's Closing Capital Balance for the next preceding Valuation Period, increased by any Additional Capital Contributions made pursuant to Section 4.02 hereof as of the beginning of such Valuation Period, and decreased by the amount of such Partner's capital withdrawals made pursuant to Section
6.01 hereof as of the end of the next preceding Valuation Period (even if the amount of the capital withdrawal is paid after the beginning of such Valuation Period).

	2.24.	"Partnership Interests" are defined in Section 4.01.

	2.25.	"Partnership" is defined in the Whereas clause.

	2.26.	"Representative" is defined in Section 7.05.

	2.27.	"Securities" is defined in Section 1.05(a).

	2.28.	"Securities Gains" for a Valuation Period shall
mean the excess, if any, of the aggregate realized and unrealized increase during such Valuation Period in the value of Securities of the Partnership as determined pursuant to Section 4.05 hereof over the aggregate realized and unrealized decrease during such Valuation Period by the Partnership in the value of Securities of the Partnership as determined pursuant to Section 4.05 hereof.

	2.29.	"Securities Losses" for a Valuation Period shall
mean the excess, if any, of the aggregate realized and unrealized decrease during such Valuation Period in the value of Securities of the Partnership as determined pursuant to Section 4.05 hereof over the aggregate realized and unrealized increase during such Valuation Period by the Partnership in the value of Securities of the Partnership as determined pursuant to Section 4.05 hereof.

                                 -4-
PAGE

	2.30.	"Special Limited Partner" is defined in Section 1.07.

	2.31.	"Tax Matters Partner" is defined in Section 8.04.

	2.32.	"Valuation Period" shall mean the Fiscal Year of
the Partnership or, if for any Fiscal Year of the Partnership any contribution to the capital of the Partnership shall have been made at any time other than the first day of such Fiscal Year or any withdrawal from the capital of the Partnership shall have been made at any time other than as of the last day of such Fiscal Year, then (a) the period commencing on the first day of such Fiscal Year and ending on the date of such withdrawal or the day next preceding the date of any such contribution and (b) each successive period in such Fiscal Year commencing on the date of any such contribution or day following the date of such withdrawal and ending on the earlier to occur of (i) the last day of such Fiscal Year or (ii) the date of the next such withdrawal or the day next preceding the date of the next succeeding contribution to the capital of the Partnership during such Fiscal Year.

                                ARTICLE III

                            THE GENERAL PARTNERS
                            --------------------

	3.01.	Management.  The management and control of the
Partnership shall be vested exclusively in the General Partners as well as all investment management and related responsibilities with respect to the Partnership, as set forth in Section 3.02 below. The Limited Partners shall have no part in the management of the Partnership and shall have no authority to act on behalf of the Partnership in connection with any matter, except as provided in Sections 9.01 and 12.01 hereof.

	3.02.	Authority of General Partners.  The General
Partners shall have the power and authority by themselves on behalf and in the name of the Partnership to carry out any and all of the objects and purposes of the Partnership set forth in
Section 1.05 hereof, and to perform all acts and enter into and perform all contracts and other undertakings which they may deem necessary or advisable or incidental thereto, and to have and possess the same rights and powers as any general partner in a partnership formed under the laws of the State of Texas, including without limitation, to:

	(a)	purchase, hold, sell, exchange, receive and otherwise
acquire and dispose of the Securities and other properties of the Partnership;

	(b)	open, maintain and close accounts with securities
brokers;

	(c)	acquire and enter into any contract of insurance which
the General Partners deem necessary or appropriate for the protection of the Partnership and the General Partners, for the conservation of Partnership assets, or for any purpose convenient or beneficial to the Partnership;

	(d)	open, maintain and close bank accounts and draw checks
or other orders for the payment of moneys;

	(e)	admit additional Partners, subject to their meeting any
and all standards imposed on Limited Partners;

	(f)	require a Limited Partner to withdraw all or any
portion of his Capital Account from the Partnership at any time for any reason deemed by the General Partners in their sole discretion to be in the best interests of the Partnership;

                                 -5-
PAGE

	(g)	do any and all acts required of the Partnership and
exercise all rights of the Partnership with respect to its interest in any corporation or other entity; and

	(h)	act for and on behalf of the Partnership in all matters
incidental to the foregoing.

	3.03.	Partnership Offices, Employees and Expenses.  The
General Partners may (i) maintain for the conduct of Partnership affairs one or more offices and in connection therewith rent or acquire office space and do such other acts as may be necessary or advisable in connection with the maintenance and administration of such office or offices; (ii) select and engage independent attorneys, accountants, securities brokers or such other persons on such terms and for such compensation as they may deem necessary or advisable; and (iii) incur such other expenses on behalf of the Partnership as they may, in their discretion, deem necessary or appropriate for the conduct of Partnership affairs. Fees and expenses for an annual audit, for preparation of tax returns, and for safekeeping of Securities shall be an expense of the Partnership. In the sole discretion of the General Partners, in order to reduce some of the Partnership's expenses, the General Partners may reimburse the Partnership for some of its operating expenses.

	3.04.	Reliance by Third Parties.  A General Partner
shall have exclusive authority to bind the Partnership in making contracts and incurring obligations in the name and on the credit of the Partnership in the ordinary course of its power and authority as herein provided; provided that, if a General Partner should incur any obligation in the name or on the credit of the Partnership contrary to this Article III, that General Partner may be held separately or individually liable by the Partnership for the entire amount of the obligation incurred. Nothing herein contained shall impose any obligation on any brokerage firm, transfer agent, registrar, bank, lessor, lessee, mortgagee, grantee or other person or firm doing business with the Partnership to inquire as to whether or not written approval of the Limited Partners or assignees of Limited Partners has been obtained, and any stock power, lease, mortgage, deed, contract or other instrument executed by the General Partner as herein authorized shall be valid, sufficient and binding.

	3.05.	Other Activities and Competition.

	(a)	The General Partners hereby agree to devote such of
time during normal business days and hours as in their discretion shall be deemed necessary and sufficient for the management of the affairs of the Partnership. Nothing contained in this
Section 3.05 shall preclude the General Partners from engaging, presently or in the future, consistent with the foregoing, and without accountability to the Partnership, in any other business venture or ventures of any nature and description, whether as brokers, advisers or otherwise, the management, financing, syndication or development of other ventures similar to the Partnership, or from acting as investment advisers to others, trustees of any trust or general partners of another limited partnership, nor shall the General Partners be precluded from directly or indirectly purchasing, selling and holding Securities for their own accounts or the accounts of such other businesses, irrespective of whether any such Securities are purchased, sold or held for the account of the Partnership.

	(b)	Neither the Partnership nor any of the other Partners
shall have any rights in or to other business ventures or the income or profits derived from other activities by the General Partners by virtue of this Agreement or from any transaction in Securities effected by the General Partners for any account other than that of the Partnership nor shall the General Partners be under any obligation to first offer any investment opportunities to the Partnership or to allocate investments (as between the Partnership and the clients of the General Partners, or otherwise) in any particular manner, other than as the General Partners shall determine. The pursuit of such ventures by the General Partners even if competitive with the business of the Partnership, shall not be deemed wrongful or improper.

                                 -6-
PAGE

	3.06.	Exculpation.  The General Partners shall not be
liable to any other Partner or the Partnership for any loss suffered by such Partner or the Partnership unless such loss is caused by their gross negligence or willful misconduct. The General Partners may consult with counsel and accountants in respect of the Partnership's affairs and, in acting in accordance with the advice or opinion of such counsel or accountants, the General Partners shall not be liable for any loss suffered by the Partnership provided that such counsel or accountants shall have been selected with reasonable care and the advice was not induced by gross negligence or willful misconduct on the part of the General Partners. The General Partners shall not be liable for errors in judgment or for any acts or omissions that do not constitute gross negligence or willful misconduct.

	3.07.	Indemnification.  The General Partners shall be
indemnified and held harmless by the Partnership from and against any and all claims, demands, liabilities, costs, damages and causes of action of any nature whatsoever (specifically including costs of litigation and attorneys' fees), arising out of or incidental to the General Partners' management of the Partnership's affairs; provided that the General Partners shall not be entitled to indemnification where the claim, demand, liability, cost, damage or cause of action is based upon:

	(a)	a matter entirely unrelated to the General Partners'
management of the Partnership's affairs or a loan to or on behalf of the Partnership;

	(b)	the fraud, bad faith, gross negligence, willful
misconduct or willful and material misrepresentation of the General Partners otherwise entitled to indemnification;

	(c)	the material breach of this Agreement or willful or
grossly negligent breach of their fiduciary responsibilities to the Limited Partners by the General Partners and the failure to remedy, after notice, such breach.

	Notwithstanding anything herein to the contrary, the General Partners shall not be indemnified for liabilities arising under federal and state securities laws unless (a) there has been a successful adjudication on the merits of each count involving securities law violations and the court approves indemnification of the litigation costs, or (b) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction and the court approves indemnification of the litigation costs, or (c) a court of competent jurisdiction approves a settlement of the claims involved and finds that indemnification of the settlement related costs should be made. Any indemnity under this Section 3.07 shall be paid from, and only to the extent of, Partnership assets, and no Partner shall have personal liability on account thereof. In any claim for indemnification for federal or state securities laws violations, the party seeking indemnification shall place before the court the position of the Securities and Exchange Commission and any other applicable regulatory authority with respect to the issue of indemnification for securities laws violations.

		The Partnership shall not incur the cost of the portion of any insurance which insures the General Partners against any liability as to which the General Partners are herein prohibited from being indemnified.

	3.08.	Payments of Costs and Expenses.  The General
Partners will pay on behalf of the Partnership all business expenses incurred in the organization of the Partnership. The Partnership shall reimburse the General Partners for all such expenses. In addition, the Partnership shall pay for all direct

                                 -7-
PAGE
operating expenses of the Partnership, which include, but are not limited to, insurance costs, accounting fees relating to the Partnership's outside accountants, legal fees and expenses, including, but not limited to, fees and expenses incurred in connection with negotiating and entering into contracts and defending the Partnership in any action or legal proceeding, legal fees related to investment and all direct trading expenses, expenses relating to short sales, brokerage commissions, clearing and settlement charges, interest on loans and debit balances, margin interest, broker service fees and other custodial expenses.

	3.09.	Management Fee.  The General Partners shall have
the right to receive a fee (the "Management Fee") of 0.0625% (1/4% per annum) of the Net Asset Value of the Partnership at the beginning of each fiscal quarter, for the purpose of compensating the General Partners for their investment management and other services that they provide to the Partnership. The Management Fee shall be calculated on the first day of each fiscal quarter and payable in advance. The Special Limited Partner shall receive 10% of the Management Fee payable to the General Partners, which percentage shall be deducted from the Management Fee calculated to be payable to the General Partners. Such amount shall be paid directly by the Partnership to the Special Limited Partner and be deducted from the amount of the Management Fee otherwise payable to the General Partners.

	3.10.	Admission of Additional General Partners.  The
General Partners may from time to time, in their sole discretion, admit one or more additional General Partners to the Partnership, provided, however, that (i) except in the instance of the adjudication of bankruptcy or insolvency, death, disability or other inability of all of the General Partners to act, no such additional General Partner shall have the authority of the General Partners granted by this Article III, unless the admission of such additional General Partner is approved by Limited Partners holding not less than a majority in amount of the outstanding Capital Accounts of the Limited Partners; and
(ii) in no event shall the admission of such additional General Partner or additional General Partners increase the percentage amounts of Net Profits allocated to the General Partners pursuant to Section 4.04(d) hereof or the amount of the Management Fee payable pursuant to Section 3.09 hereof.

                                ARTICLE IV

                CAPITAL ACCOUNTS; ALLOCATIONS; DISTRIBUTIONS
                --------------------------------------------

	4.01.	Capital Contributions.  Each Partner shall make an
initial cash contribution to the capital of the Partnership in the amount set forth opposite such Partner's name on Schedule 1 annexed hereto as his Capital Contribution. Such amount shall be the original Capital Contribution. The original Capital Contribution by a Limited Partner shall not be less than four limited partnership interests (the "Partnership Interests") at $25,000 per Partnership Interest or an aggregate of $100,000, except to the extent the General Partners, in their sole discretion, permit an original Capital Contribution in a lesser amount. The General Partners reserve the right to limit the Capital Contribution and Additional Capital Contribution of any Limited Partner to below 10% of the Partnership's total Capital Accounts. The General Partners shall maintain in their Capital Account an aggregate amount at least equal to the lesser of (i)
1% of the total Capital Accounts of all Partners (including the General Partners) or (ii) $100,000. The General Partners may from time to time, in their sole discretion, admit additional Limited Partners to the Partnership. All such additional Limited Partners must meet the minimum original Capital Contribution requirement described above.

	4.02.	Additional Contributions.  A Partner may, with the
consent of the General Partners, make additional contributions to the capital of the Partnership on the first day of any fiscal quarter (January 1, April 1, July 1 and October 1) during the term of the Partnership. The General Partners, in their sole discretion, may also accept additional contributions to the capital of the Partnership from Limited Partners on other dates.

                                 -8-
PAGE

The amount contributed by any Partner pursuant to this Section is called such Partner's "Additional Capital Contribution".

	4.03.	Capital Account.  A capital account shall be
established for each Partner on the books of the Partnership (the "Capital Account") and such account shall be adjusted as provided for herein. A Partner's Capital Account shall be credited with such Partner's original Capital Contribution, any Additional Capital Contributions, and any Net Profits allocated to such Partner pursuant to Section 4.04 hereof, and shall be debited with any Net Losses allocated to such Partner pursuant to Section
4.04 hereof, the amount of any capital withdrawals pursuant to
Section 6.01 hereof and the amount of any distributions pursuant to Section 4.07 hereof.

	4.04.	Allocation of Net Profits and Net Losses.  For
each Fiscal Year, Net Profits or Net Losses (and Securities Gains, Securities Losses, Net Operating Profits or Net Operating Losses included therein) for each Valuation Period during the Fiscal Year shall be allocated among the Partners (including the General Partners) as follows:

	(a)	For each Valuation Period during the Fiscal Year, the
Net Profits or Net Losses for such Valuation Period shall be allocated among the Partners (including the General Partners) in proportion to their respective Opening Capital Balances for such Valuation Period; provided, however, that any such allocation of Net Profits to a Limited Partner shall be a preliminary allocation subject to reduction pursuant to Section 4.04(d) hereof.

	(b)	A cumulative unrecovered net loss account (the "Loss
Recovery Account") shall be maintained for each Limited Partner, which shall be zero on his admission to the Partnership, increased by the amount of any Net Profits preliminary allocated, and decreased by the amount of any Net Losses allocated, to such Limited Partner pursuant to Section 4.04(a) hereof, and adjusted as provided in Sections 4.04(d), (e) and (f) hereof.

	(c)	If a Limited Partner's Loss Recovery Account as of the
end of the Fiscal Year (after adjustment for all Net Profits preliminarily allocated and all Net Losses allocated to such Limited Partner pursuant to Section 4.04(a) hereof for Valuation Periods during such Fiscal Year) has a negative balance, then the amount of Net Profits preliminarily allocated to the Limited
Partner pursuant to Section 4.04(a) hereof for Valuation Periods during such Fiscal Year shall be the amount of Net Profits allocated to the Limited Partner for such Fiscal Year.

	(d)	If the Loss Recovery Account of any Limited Partner as
of the end of the Fiscal Year (after adjustment for all Net
Profits preliminarily allocated and all Net Losses allocated to such Limited Partner pursuant to Section 4.04(a) hereof for Valuation Periods during such Fiscal Year) has a positive balance, then (i) if the amount of Net Profits equals a rate of return for the Limited Partner of 10% or more, then there shall be allocated to the General Partners an amount of Net Profits equal to 20% of the Limited Partner's Loss Recovery Account; (ii) the amount of Net Profits preliminarily allocated to such Limited Partner pursuant to Section 4.04(a) hereof for Valuation Periods during such Fiscal Year, reduced by such amount of Net Profits so allocated under clause (i) to the General Partners, shall be the amount of Net Profits allocated to the Limited Partner for such Fiscal Year; and (iii) the Limited Partner's Loss Recovery
Account shall be reduced to zero. Ten percent (10%) of the General Partners' Partnership share payable to the General
Partners and calculated pursuant to subpart (i) above of this Subparagraph 4.04(d) will be paid to the Special Limited Partner.


                                 -9-
PAGE

	(e)	If a Limited Partner withdraws all (or a percentage) of
his Capital Account as of the end of a Fiscal Year, then the Limited Partner's Loss Recovery Account (or such percentage thereof) shall be eliminated.

	(f)	If a Limited Partner desires to withdraw all (or a
percentage) of his Capital Account other than as of the end of a Fiscal Year, then (i) the provisions of Sections 4.04(c) and (d) hereof shall apply to the Limited Partner as if the end of the Valuation Period ending on the effective date of the withdrawal were the end of a Fiscal Year (and, if only a percentage of the Limited Partner's Capital Account is to be withdrawn, by taking into account only that percentage of the Limited Partner's Loss Recovery Account), and (ii) the Limited Partner's Loss Recovery Account (or such percentage thereof) shall thereafter be eliminated.

	(g)	Anything herein to the contrary notwithstanding, if the
Partnership purchases Securities that meet the definition of a "hot issue" contained in Article III, Section 1 of the Rules of Fair Practice of the National Association of Securities Dealers,
Inc. (the "NASD") and the NASD's Interpretation thereof, all as amended from time to time (collectively, the "NASD
Interpretation"), the purchase will be made in accordance with the following provisions intended to comply with the NASD
Interpretation: (i) any purchase of "hot issue" Securities made in a particular Valuation Period will be made in a separate brokerage account of the Partnership (the "Hot Issues Account");
(ii) only those Partners who do not come within the proscriptions of the NASD Interpretation ("Unrestricted Partners") may have any beneficial interest in the Hot Issues Account; (iii) each Unrestricted Partner will have a beneficial interest in the Hot
Issues Account for any Valuation Period in the proportion that
(a) the Unrestricted Partner's Opening Capital Balance for the
Period bears to (b) the sum of the Opening Capital Balances of all Unrestricted Partners for the Period; (iv) funds required to make a particular purchase will be transferred to the Hot Issues Account from the regular account of the Partnership; the hot issue Securities will be purchased for the Hot Issues Account, held in the Hot Issues Account and sold from the Hot Issues
Account or transferred to the Partnership's regular account at fair market value as of the day of transfer as determined by the General Partners, with the transfer being treated as a sale; if the hot issue Securities are sold from the Hot Issues Account, the proceeds of the sale will be transferred from the Hot Issues Account to the regular account of the Partnership; and (v) as of the last day of each Valuation Period in which particular
Securities were held in the Hot Issues Account: (a) an aggregate amount (the "Interest Equivalent Amount") equal to interest at the interest rate being paid by the Partnership from time to time for borrowed funds during the period in that Valuation Period that funds from the Partnership's regular account have been held in or made available to the Hot Issues Account (or if no funds are being borrowed during that period, the interest rate that the General Partners determine would have been paid if funds had been borrowed by the Partnership during the period) will be debited to the Capital Accounts of the Unrestricted Partners in proportion to their respective Opening Capital Balances for the Valuation
Period and the Interest Equivalent Amount will be credited to the Capital Accounts of all the Partners in proportion to their respective Opening Capital Balances for the Valuation Period and
(b) any Net Profit or Net Loss during the Valuation Period with respect to the Hot Issues Account will be allocated to the Capital Accounts of the Unrestricted Partners in proportion to their respective Opening Capital Balances for the Valuation
Period (subject, however, but only in the event that the General Partners are Unrestricted Partners, to the provisions of Section 4.04(d) hereof).

	(h)	Anything herein to the contrary notwithstanding, if any
judgment, settlement, distribution or other disposition of any litigation, proceeding or other claim or controversy involving the Partnership results in the recognition of any item of income, gain, loss or deduction for a Valuation Period which is substantially attributable to a matter or transaction occurring during a prior Valuation Period, which item exceeds the greater of $30,000 or one percent of the Opening Capital Balances of all Partners for the current Valuation Period, such item shall be

                                 -10-
PAGE
allocated among the Partners (including persons who have ceased to be Partners) in proportion to their Opening Capital Balances for such prior Valuation Period.

	(i)	The General Partners shall have the right, without the
consent of the Limited Partners, to amend from time to time, this
Section 4.04 so that (i) the percentage allocations to the General Partners provided in paragraph (d) hereof conforms to any applicable requirements at the time in effect of the Securities and Exchange Commission or other regulatory authorities;
provided, however, that no such amendment shall increase such allocation to more than 30% of the aggregate Net Profits allocated to any Limited Partner's Capital Account; and (ii) the provisions of paragraph (g) hereof conform to the requirements of the NASD Interpretation at the time in effect.

	4.05.	Valuation of Assets.  For purposes of determining
Securities Gains and Securities Losses, the assets of the Partnership shall be valued as follows:

	(a)	Securities listed or admitted to trading on a national
securities exchange shall be valued at the last sale price on the date of determination or, if no such price is reported for such date, then at the last reported sale price within the five-day period preceding such date; or, if no such price is reported for such period, then at the representative "bid" price at the close of business on the date of determination, or, if no such price is reported for such date, then such price as reported for the last business day prior to the date of determination; or, if neither such last sale price or "bid" price is reported, then at such price as the General Partners deem to be fair market value. Such price shall be as reported on the composite tape of the New York
Stock Exchange or the American Stock Exchange, as applicable, or, if neither is applicable, as reported by any other such exchange on which such Securities are listed or traded, as the General
Partners may determine, in their absolute discretion.

	(b)	Securities traded in the over-the-counter market shall
be valued at the "last trade" price as reported by the National Association of Securities Dealers Automated Quotation System ("NASDAQ") as of the date of determination or, if no such price is reported for such date, then at the "last trade" price as so reported within the five-day period preceding such date; or, if no such price is reported for such period, then at the representative "bid" price at the close of business on the date of determination, as reported in NASDAQ (or, if not so reported, then as reported by the National Quotation Bureau, Inc.); or, if no such price is reported for such date, then at such price as so reported for the last business day prior to the date of determination; or, if neither such "last trade" price nor such "bid" price is so reported, then at such price as the General
Partners deem to be fair market value.

	(c)	Securities held short by the Partnership shall be
valued in the manner provided in Section 4.05(a) or (b), as applicable, except that the "asked" price shall be substituted for the "bid" price when applicable. The value of Securities held short by the Partnership shall be treated as a liability of the Partnership and, together with the amount of any margin or other loans on account thereof, shall be subtracted from the Partnership's assets in determining asset value.

	(d)	Options for the purchase or sale of Securities shall be
valued as provided in Sections 4.05(a) or (b), as applicable.
Premiums from the sale of options written by the Partnership shall be included in the assets of the Partnership and the market value of such options shall be included as a liability of the Partnership.

	(e)	Short-term money market instruments and bank deposits
shall be valued at cost (together with accrued and unpaid interest) or market, depending on the type of investment, as the General Partners shall deem appropriate.

                                 -11-
PAGE

	(f)	The value or amount of any other assets (except
goodwill, which shall be given no value) and of liabilities of the Partnership shall be as determined in good faith by the General Partners, in the exercise of their absolute discretion. The foregoing valuations may be modified by the General Partners, in their sole discretion, if and to the extent that they shall determine that such modifications are advisable in order to reflect market or liquidity conditions or other factors affecting value.

	4.06.	Determination by General Partners of Certain
Matters. All matters concerning the valuation of Securities, the determinations of assets and liabilities, the allocation of Net Profits and Net Losses among the Partners, the allocation of related Partnership tax items among the Partners and all accounting procedures not specifically and expressly provided for by the terms of this Agreement, shall be determined by the General Partners, whose determination, so long as made in good faith, shall be final and conclusive as to all of the Partners.

	4.07.	Distributions Generally.  The General Partners are
not required to make any distributions of Net Profits. Any Net Profits of the Partnership may be distributed by the General Partners on an annual basis and additional distributions may be made during the Fiscal Year at the sole discretion of the General Partners at such time or times as they shall determine, subject to reinvestment of all or part of such profits or gains as Additional Capital Contributions. All distributions hereunder shall be made ratably to all Partners in accordance with their relative Capital Accounts at the time of any such distribution. The General Partners may set up such reserves as may be required by the needs of the Partnership. If the Partnership should distribute property other than cash pursuant to this Section 4.07 or Article VI, the Capital Accounts of the Partners shall be adjusted as if such property were sold at its fair market value and the cash proceeds of such sale were distributed.

                                ARTICLE V

                  ALLOCATION OF PROFITS AND LOSSES FOR
                      FEDERAL INCOME TAX PURPOSES
                      ---------------------------

	5.01.	Allocation of Federal Income Tax Items.  As of the
end of each Fiscal Year, the Partnership's taxable income or net loss as determined for federal income tax purposes and all items thereof shall be allocated among the Partners pursuant to the following Sections of this Article V.

	5.02.	Allocation of Net Investment Income or Loss.  The
Partnership's net investment income or loss (i.e., the Partnership's taxable income or loss determined without regard to gains and losses (whether capital or ordinary in nature) from the disposition of Securities) for each Fiscal Year (and all items of income, gain, loss and deduction contained therein) shall be allocated as nearly as practicable among the Partners (including those which have withdrawn during the year) in such manner as to reflect equitably amounts of Net Operating Profits or Losses allocated to each Partner for the Fiscal Year pursuant to Section
4.04 hereof. Notwithstanding the foregoing, all deductions attributable to operating expenses which are funded by the General Partners, if any, shall be allocated to the General Partners.

	5.03.	Allocations of Net Recognized Securities Gains or
Losses.

	(a)	The Partnership's recognized gains and losses (whether
capital or ordinary in nature) from the disposition of Securities for each Fiscal Year shall be allocated among the Partners
(including those which have withdrawn during the year) in such manner as to reflect equitably amounts of Securities Gains or Losses allocated to each Partner pursuant to Section 4.04 for the current and prior Fiscal Years attributable to the Securities the disposition of which gives rise to such recognized gains and losses.

                                 -12-
PAGE

	(b)	Notwithstanding Section 5.03(a) above, in the event a
Partner withdraws all or a portion of his Capital Account from the Partnership during or as of the end of a Fiscal Year (and such withdrawal is paid to the Partner in cash), the General
Partners in their sole discretion may make a special allocation to said Partner of the Partnership's net recognized gains
(whether capital or ordinary in nature) from the disposition of Securities for the Fiscal Year in such a manner as will reduce the amount, if any, by which the amount withdrawn by said Partner exceeds the Partner's federal income tax basis in his interest in the Partnership before such allocation.

	(c)	All allocations under this Section 5.03 shall be made
pursuant to the principles of Section 704(c) of the Internal
Revenue Code of 1986, as amended (the "Code"), and in conformity with Treasury Regulations ss.1.704-1(b)(2)(iv)(d) and (f) and 1.704-1(b)(4)(i) promulgated thereunder, or the successor provisions to such Section and Regulations.

	5.04.	Limitations on Allocations.  In no event shall
less than 1% or, if the aggregate Closing Capital Balances of all Partners including the General Partners exceeds $50 million, then 1% divided by the ratio of such aggregate Closing Capital Balances to $50 million, but in no event less than 0.2%) of the Partnership's net investment income or loss and recognized gains and losses from the disposition of Securities be allocated to the General Partners. In the case of a Partner who has contributed (or withdrawn) capital to (or from) the Partnership during the Fiscal Year or who became (or ceased to be) a Partner by virtue of assignment of a Capital Account pursuant to Section 7.01, the allocation of federal income tax items to such Partner in respect to such contribution (or withdrawal) or assigned Capital Account shall not exceed the maximum allocation permitted under Section 706 of the Code to limit retroactive allocations.

                                ARTICLE VI

                               WITHDRAWALS
                               -----------

	6.01.	Withdrawal by Limited Partners.  Subject to the
provisions of Section 1.08 hereof, any Limited Partner without the consent of the General Partners, may withdraw the whole or any part of the amount in his Capital Account on the first day of any fiscal quarter (January 1, April 1, July 1 and October 1) during the term of the Partnership. The General Partners, in their sole discretion, may consent to withdrawals as of other dates. The Limited Partner seeking a withdrawal pursuant to this
Section 6.01 must give written notice to the General Partners at least sixty (60) days prior to the date as of which the withdrawal is to be made, stating his intention to withdraw; provided, however, that in the event such notice follows notice given (or required to be given) by the General Partners in accordance with Section 6.02 hereof, such written notice by a Limited Partner need be given to the General Partners at least thirty (30) days prior to the withdrawal date. Any such notice may be waived by the General Partners in their sole discretion. No partial withdrawal request which is less than $25,000 or which would reduce a Limited Partner's Capital Account below the lesser of a Limited Partner's initial Capital Contribution or $100,000 (or such lesser amount as may be consented to by the General Partners) will be accepted by the General Partners. Upon receipt of any such partial withdrawal notice, the General Partners will request the Limited Partner to reduce the amount of the requested withdrawal or withdraw all of his Capital Account. If a Limited Partner has not retained his Capital Contribution in the Partnership for at least thirty-six months, the General Partners may deduct for the account of the Partnership a withdrawal fee of 5% of the capital withdrawn from the withdrawing Limited Partner's Capital Account to cover the cost of any withdrawal that requires their consent. No withdrawal shall be made unless all liabilities of the Partnership have been paid or unless the Partnership has sufficient assets to pay such liabilities (including contingent or unliquidated liabilities); provided, however, that the General Partners may, in their sole discretion,

                                 -13-
PAGE
permit a withdrawal after deducting from the amount to be withdrawn any reserve or reserves which, in their sole discretion, would represent such withdrawing Limited Partner's share of such contingent or unliquidated liabilities and provided further that upon the definitive resolution of any such contingent or unliquidated liability so reserved against, the General Partners shall have the right, in their discretion, to distribute to the withdrawn Limited Partner any excess of such reserve over such ultimate liability, or, if such reserve is less than such ultimate liability, to require such Limited Partner to return to the Partnership that portion of the withdrawn amount equal to the excess of such Partner's share of such liability over the amount of such reserve. Any Limited Partner electing a complete withdrawal pursuant to this Article VI shall cease to be a Partner as of the effective date of the withdrawal. No provision of this Section shall affect the rights and limitations in connection with (i) an assignment or transfer by a Limited Partner of his interest pursuant to Article VII of this Agreement, or (ii) the termination or dissolution of the Partnership pursuant to Article IX of this Agreement.

	6.02.	Withdrawal by General Partners.  On the first day
of any fiscal quarter (January 1, April 1, July 1 and October 1) during the term of the Partnership, provided that the General Partners have retained their Capital Contribution in the Partnership for at least thirty-six months, the General Partners may withdraw that portion, or any part thereof, of the amount in their Capital Account in excess of 1% of the aggregate Capital Accounts of all Partners (including the General Partners) as of the date of withdrawal. No such withdrawal shall be made unless all liabilities of the Partnership have been paid or unless the Partnership has sufficient assets to pay such liabilities (including contingent or unliquidated liabilities).

	6.03.	Withdrawal on Certain Conditions.  In the event of
the death, adjudication of incompetency or adjudication of bankruptcy of a Partner, or of a Partner's trustee, fiduciary or legal representative, his Representative, as defined in Section
7.05 hereof, shall have been deemed to have elected a complete withdrawal from the Partnership as of the first day of the next fiscal quarter (January 1, April 1, July 1 and October 1) in which such event occurs.

	6.04.	Payment to Withdrawing Partner.  Payment shall be
made to a Partner withdrawing 90% or less of the balance of his Capital Account (as of the date of the withdrawal) within thirty
(30) days of the effective date of the withdrawal. Payment shall be made to a Partner withdrawing over 90% of the balance of his Capital Account (as of the date of the withdrawal) in the following manner; (i) 90% of the amount of his Capital Account withdrawn within thirty (30) days of the effective date of the withdrawal and (ii) the balance of the amount of his Capital Account withdrawn (together with interest thereon at the prevailing broker's call rate to the Partnership) within ten (10) days after the Partnership has received its audited financial statements for the Fiscal Year in which such effective date of withdrawal occurs. At the option of the General Partners, the amount of the withdrawal may be made in whole in cash, or in whole in kind, or in part in cash and in part in kind.

	6.05.	Mandatory Withdrawal of Partners.  The General
Partners shall, in their sole discretion, have the right to require the withdrawal of a Partner at any time by written notice to such Partner. The effective date of such withdrawal shall be determined by the General Partners in their sole discretion. In the event of such withdrawal, payment shall be made to the withdrawing Partner of 90% of the amount of his Capital Account withdrawn within thirty (30) days of the effective date of the withdrawal and of the balance of the amount of his Capital Account withdrawn within ten (10) days after the Partnership has received its audited financial statements for the Fiscal Year in which such effective date of withdrawal occurs.

                                 -14-
PAGE

                                ARTICLE VII

                 ASSIGNMENT OF LIMITED PARTNER'S INTEREST
                 ----------------------------------------

	7.01.	Assignment.  No Limited Partner shall assign or
transfer, or offer to sell, assign, or transfer all or any part of his interest in the Partnership without the prior written consent of the General Partners (which consent may be withheld for any reason) other than by will or the laws of intestacy and distribution.

	7.02.	Void Assignment.  Any sale, exchange or other
transfer by any Limited Partner of any interest in the Partnership in contravention of Section 7.01 hereof shall be void and ineffective, and shall not bind, or be recognized by, the Partnership or any other party. No purported assignee shall have any right to any profits, losses or distributions of the Partnership.

	7.03.	Substituted Limited Partner.

	(a)	No Limited Partner shall have the right to substitute
an assignee as a Limited Partner in his place.  The General
Partners shall, however, have the right to permit such an assignee to become a Substituted Limited Partner. If granted, such permission by the General Partners shall be binding and conclusive without the consent or approval of any Limited
Partner.

	(b)	Upon the admission of a Substituted Limited Partner, to
the extent required by the Limited Partnership Act, the schedule of Limited Partners annexed hereto shall be amended to reflect the name and address of such Substituted Limited Partner and to eliminate the name and address of the assigning Limited Partner.
 Each Substituted Limited Partner, as a condition of becoming a Partner in the Partnership, shall execute such instrument or instruments as shall be required by the General Partners to signify such Substituted Limited Partner's agreement to be bound by all the provisions of this Agreement.

	7.04.	Effect of Assignment.

	(a)	Any Limited Partner who shall assign his interest in
the Partnership shall cease to be a Limited Partner of the Partnership and shall no longer have any rights or privileges of a Limited Partner except that, unless and until the assignee of such Limited Partner is admitted as a Substituted Limited Partner in accordance with the provisions of Section 7.03 hereof, such assigning Limited Partner shall retain the statutory rights and obligations of an assignor limited partner under applicable law.

	(b)	Any person who acquires in any manner whatsoever any
interest in the Partnership, irrespective of whether such person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof to have agreed to be subject to and bound by all the obligations of this Agreement that any predecessor in interest of such person was subject to or bound by.

	7.05.	Effect to Death, Etc.  The death, incompetency or
bankruptcy of a Limited Partner or a Limited Partner's trustee, fiduciary or legal representative shall not dissolve or terminate the Partnership. In the event of such death, incompetency or bankruptcy, the executor, administrator, guardian, trustee or other personal representative (the "Representative") of the deceased, incompetent or bankrupt Limited Partner or Limited Partner's trustee, fiduciary or legal representative shall be deemed to be the assignee of such Limited Partner's interest and may become a Substituted Limited Partner upon the terms and conditions set forth in Section 7.03, subject to the withdrawal provisions of Section 6.03.

                                 -15-
PAGE

                                ARTICLE VIII

                              BOOKS AND RECORDS
                              -----------------

	8.01.	Fiscal Year.  The fiscal year of the Partnership
(herein called the "Fiscal Year") shall be the calendar year, and such fiscal period shall be the taxable period of the Partnership for federal income tax purposes.

	8.02.	Retention.  At all times during the continuance of
the Partnership, the General Partners shall keep or cause to be kept full and true books of account of the business and investments of the Partnership, in which shall be entered fully and accurately each transaction of the Partnership. All of such books of account, together with an executed copy of the Certificate of Limited Partnership, and any amendments thereto, shall at all times be maintained at an office of the Partnership (or an office of the firm of certified public accountants retained by the Partnership) and shall be open to the inspection, examination and duplication by any Limited Partner or his representative at such time as may be mutually convenient to the General Partners and such Limited Partner.

	8.03.	Financial Reports.

	(a)	Audited financial statements of the Partnership for
each Fiscal Year, prepared in accordance with generally accepted accounting principles, and a statement of each Limited Partner's Capital Account as of the end of such Fiscal Year, shall be prepared as promptly as shall be practicable after the last day of such Fiscal Year by certified public accountants selected by the General Partners from time to time and retained by the Partnership. A copy of such financial statements and such statement of each Partner's Capital Account shall be submitted to each such Partner as promptly as practicable after the close of each Fiscal Year.

	(b)	As promptly as practicable after the close of each
Fiscal Year the Partnership shall send to each Partner annual tax reports indicating his share of the net income, net loss, capital gains or capital losses and other relevant items of the Partnership for such Fiscal Year for federal, state and local income tax purposes. All determinations made by such certified public accountants shall be binding on all Partners unless objected to in writing thirty (30) days after such determination.

	(c)	Each Limited Partner will receive an unaudited
statement of the investment performance of the Partnership on a quarterly basis, in such form as determined by the General
Partners.

	(d)	The General Partners shall have the right, in their
discretion, to require an audit of the Partnership's books and records, at the expense of the Partnership, as of any date or dates other than the end of a Fiscal Year, for any purpose or purposes they deem appropriate (including, without limitation, in connection with any proposed withdrawal of capital by any Partner as of such date or dates). The Partnership's accountants shall also prepare such reports as may be requested by the General Partners in order to comply with the NASD Interpretation or other provisions of applicable law.

	8.04.	Tax Matters Partner.  "Tax Matters Partner" herein
shall mean the General Partners. The Tax Matters Partner shall be entitled to take such actions on behalf of the Partnership in any and all proceedings with the Internal Revenue Service as they, in their reasonable business judgment, deem to be in the best interests of the Partnership without regard for whether such actions result in a settlement of tax matters favorable to some

                                 -16-
PAGE

Partners and adverse to other Partners. The Tax Matters Partner shall be entitled to be reimbursed by the Partnership for all costs and expenses incurred by their in connection with any such proceeding and to be indemnified by the Partnership (solely out of Partnership assets) with respect to any action brought against it in connection with the settlement of any such proceeding.

	8.05.	Tax Elections.  The General Partners may, in their
sole discretion, make or revoke the election referred to in
Section 754 of the Code or any similar provision enacted in lieu thereof or any other election under the Code.

                                ARTICLE IX

                                TERMINATION
                                -----------

	9.01.	Termination.  The General Partners may at any time
determine to liquidate and dissolve the Partnership without any action by the Limited Partners. In addition, the Partnership shall be terminated and dissolved upon the occurrence of any of the following events:

	(a)	voluntary resignation or withdrawal of all of the
General Partners, or adjudication of bankruptcy or insolvency, death, disability or other inability of all of the General Partners to act, but subject, however, to a successor General Partner being appointed by the General Partners (in the case of their voluntary resignation or withdrawal) or by the Limited Partners (in the case of an adjudication of bankruptcy or insolvency, death, disability or other inability to act), acting by the written consent of the holders of a majority in amount of the aggregate Capital Accounts of the Limited Partners, and in the event of appointment of such successor General Partner, the Partnership shall not terminate but shall continue until otherwise terminated pursuant to the provisions of this Section 9.01; however, in the event of any such resignation or withdrawal each Limited Partner will have the right to withdraw all of his Capital Account from the Partnership by written notice to the Partnership given within thirty (30) days from the date he is notified of such resignation or withdrawal;

	(b)	the election by the General Partners to dissolve the
Partnership;

	(c)	the continued conduct of the Partnership business
becoming unlawful;

	(d)	upon the order of dissolution by a court of competent
jurisdiction or upon any recognized process of dissolution as provided for by the laws of the State of Texas; or

	(e)	the expiration of the term of the Partnership.

	9.02.	Resignation of General Partners.  For the purpose
of this Agreement, all of the General Partners will be deemed to have resigned as such upon the occurrence of all of the following events: (a) the cessation of business, liquidation or dissolution of the Corporate General Partner; (b) the disability of both Individual General Partners causing an inability to efficiently perform their duties as Individual General Partners for an aggregate of six months in any twelve-month period; and (c) the death, resignation or removal of both Individual General Partners.

	9.03.	Interest of Bankrupt General Partner.  In the
event of the bankruptcy of a General Partner, the Representative of such General Partner, if any is appointed, shall be deemed to be the assignee of such General Partner's interest, which interest shall continue at the risk of the Partnership business until December 31 of the Fiscal Year in which such event takes

                                 -17-
PAGE
place or earlier termination of the Partnership. If the Partnership is continued after the expiration of such year, such General Partner or his or its Representative shall be entitled to receive, in accordance with Article VI, an amount equal to the Closing Capital Balance of such General Partner. Upon the bankruptcy or withdrawal of a General Partner, neither such General Partner nor his or its Representative shall have any right to take part in the management of the Partnership.

	9.04.	Procedure.  Upon the termination or dissolution of
the Partnership, an accounting shall be made of the operations, from the date of the last previous accounting to the date of such termination; and, thereupon, the General Partners (or in the event that the dissolution is caused by the bankruptcy, dissolution, resignation, withdrawal death, disability or other inability to act of all of the General Partners, such person as may be designated by Limited Partners holding a majority in amount of the Capital Accounts of the Limited Partners) shall act as liquidating trustee and immediately proceed to wind up and terminate the business and affairs of the Partnership. Upon the termination or dissolution of the Partnership, the General Partners or such other liquidating trustee, as the case may be, shall, after paying all liabilities, including providing for the cost of dissolution and reserves for unliquidated liabilities, distribute the remainder either in cash or in Securities to the then Partners (or their Representatives) as nearly as may be practicable in proportion to their then respective Capital Accounts after taking into account transactions related to the liquidation of the Partnership.

                                ARTICLE X

                            POWER OF ATTORNEY
                            -----------------

	10.01.	Power of Attorney.  Each of the Limited Partners
does hereby constitute and appoint the General Partners as such Limited Partner's true and lawful representative and attorney-in-fact, in its, his or her name, place and stead to make, execute and file (i) a Certificate of Limited Partnership of the Partnership, (ii) any amendments thereof required to reflect any amendments hereof, (iii) any other amendments thereof required or permitted by law and (iv) all other instruments, documents and certificates which may be required by the laws of any jurisdiction in which the Partnership does business, or any political subdivision or agency thereof, to effectuate, implement or continue the valid and subsisting existence of the Partnership.

	10.02.	Irrevocable.  The foregoing grant of authority:

	(a)	is a special power of attorney coupled with an
interest, is irrevocable, and shall survive the death, bankruptcy, incompetency, insolvency or dissolution of a Limited Partner.

	(b)	may be exercised by the person appointed as power of
attorney for each Limited Partner by a facsimile signature or by listing all of the Limited Partners executing any instrument with his single signature as attorney-in-fact for all of them; and

	(c)	shall survive the delivery of an assignment by a
Limited Partner of the whole or any portion of his interest, except that where the transferee has been approved by the General Partners for admission to the Partnership as a Substituted Limited Partner, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling the General Partners to execute, acknowledge and file any instrument necessary to effect such substitution.

                                 -18-
PAGE

                                ARTICLE XI

                            MEETINGS AND VOTING
                            -------------------

	11.01.	Meetings of Partners.  Meetings of the Partnership
may be called by the General Partners and such a meeting will be called following receipt of written request therefor of Limited Partners holding not less than twenty-five percent (25%) of the amount of the then outstanding Capital Accounts. The General Partners will establish and notify the Limited Partners within twenty (20) days after receipt of such written request of the time and place in Fort Worth, Texas, or other convenient location, of the meeting and the nature of the business to be transacted. The meeting will be held no less than ten (10) days nor more than sixty (60) days following the mailing of the notice, as stated in that notice, or as otherwise provided in this Agreement.

	11.02.	Limited Partner Voting; Action Taken Without a
Meeting.

	(a)	In any matter described in this Agreement on which a
Limited Partner is entitled to grant (or deny) his consent, approval or cast his vote, he may accomplish the same by attending any meeting convened for all of the Limited Partners entitled to consent, approve or vote on the matter or he may grant to any person a special or general power of attorney to consent, approve or vote for him at any such meeting or he may grant (or deny) his consent or approval in writing. Said written consent or approval may be utilized at any duly held meeting of the Limited Partners or it may be utilized in obtaining approval or denial by the Limited Partners entitled to grant or deny consent on said matter.

	(b)	In any matter described in this Agreement on which a
Limited Partner is entitled to grant (or deny) his consent, approval or cast his vote in lieu of a meeting a written ballot may be requested and he may accomplish the same by casting his ballot in the manner of providing a notice hereunder. The ballot must be delivered to each Limited Partner in the manner provided for notices hereunder not less than ten (10) and not more than sixty (60) days prior to the date on which any action or inaction on which the ballot is to be taken is to be effective. Ballots not received by the Partnership during said fifty (50) days period are invalid. The ballot must be accompanied, or preceded by not more than thirty (30) days, by a written disclosure of all material facts reasonably anticipated by the General Partners to be material to the Limited Partner's decision to approve, or withhold approval from, the matter under consideration.

	(c)	In the event a vote of the Limited Partners is taken
pursuant to this Agreement for any reason, each Limited Partner, including the General Partners to the extent of such General Partners' Capital Account, if any, will have the right to a proportionate vote equal to his Capital Account in the Partnership including Capital Accounts assigned to him by persons who are not at the time of the vote Substituted Limited Partners.

                                ARTICLE XII

                               MISCELLANEOUS
                               -------------

	12.01.	Amendments to Partnership Agreement.  The terms
and provisions of this Agreement may be modified or amended at any time and from time to time upon the written consent thereto of the General Partners and any other General Partner or Partners, together with the written consent thereto of Limited Partners holding a majority in amount of the Capital Accounts of the Limited Partners, insofar as is consistent with the laws governing this Agreement; provided, however, that the General Partners shall have the power to amend or modify this Agreement, without the consent of the Limited Partners, to admit additional General Partners (in accordance with Section 3.10 hereof) or

                                 -19-
PAGE
additional Limited Partners (in accordance with Section 4.01 hereof) or to effect any amendment contemplated by Section 4.04(i) hereof, provided, further, that in any event, without the specific consent of each Partner adversely affected thereby, no modification or amendment shall (i) reduce the Capital Account of any Partner or impair his rights of withdrawal with respect thereto, (ii) change the respective liabilities of the General Partners and the Limited Partners, (iii) have the effect of allocating net profits and losses generally other than in proportion to the respective Capital Balances of the Partners; or
(iv) amend this Section 12.01.

	12.02.	Notices.  Any notice, request, or demand required
or permitted under this Agreement shall be in writing and shall be deemed to have been duly given or made if delivered personally or if sent postage prepaid by registered or certified mail, (i) in the case of the General Partners, to them at 3801 Hulen, Suite 203, Fort Worth, Texas, 76107; and (ii) in the case of a Limited Partner, to his address as set forth on Schedule 1 annexed hereto. Any Limited Partner may change his address for notices by giving notice as provided herein, stating his new address, to the General Partners, and the General Partners may change their address by giving such notice to all Limited Partners.

	12.03.	Entire Agreement.  This Agreement constitutes the
entire understanding of the General Partners and the Limited Partners with respect to the subject matter hereof. No modification or waiver of this Agreement, or any part hereof, shall be valid or effective unless in writing and signed by the party sought to be charged therewith; and no waiver of any breach or condition of this Agreement shall be deemed a waiver of any other or subsequent breach or condition, whether of like or different nature.

	12.04.	Severability.  The invalidity or unenforceability
of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed as if such invalid or unenforceable provision were omitted.

	12.05.	Captions and Gender.  The captions and titles of
the Articles and Sections are for convenience and reference only, and are not to be considered in construing this Agreement. Whenever used herein, the singular number includes the plural, the plural includes the singular and the use of any gender shall include all genders.

	12.06.	Law Governing.  This Agreement and all rights and
liabilities of the parties hereto shall be governed by and construed in accordance with the laws of the State of Texas.

	12.07.	Successors and Assigns.  Subject to the
restrictions on transferability contained herein, this Agreement and all the terms and provisions hereof shall be binding upon and shall inure to the benefits of the Partners, their respective legal representatives, heirs, successors and assigns.

	12.08.	Additional Instruments.  Each Limited Partner
hereby agrees upon request of the General Partners to execute and deliver, from time to time, such other certificates or other documents and to perform such acts as the General Partners may reasonably request, for the purposes of the Partnership.

	12.09.	Protection of Partnership Assets.  The General
Partners shall defend and prosecute such legal or equitable actions as the General Partners deem necessary to enforce or protect the interests of the Partnership, and such expense shall be an operating cost of the Partnership.

	12.10.	Ratification of Prior Acts.  Each Limited Partner,
including Substituted Limited Partners, by becoming a Partner, ratifies and agrees to be bound by all actions taken by the General Partners of the Partnership prior to the date such Person became a Partner.

                                 -20-
PAGE

	12.11.	Execution in Counterparts.  This Agreement may be
executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

	The Partners being duly sworn, do hereby execute and acknowledge this Agreement of Limited Partnership, as of the day and year first above written.

	IN WITNESS WHEREOF, this Agreement has been duly executed on behalf of the parties hereto as of _______________, 1995.

                                  CUMMER MOYERS CAPITAL PARTNERS, INC.
                                  CORPORATE GENERAL PARTNER:


                                  By: _______________________________
                                  Its:_______________________________

                                  JEFF CUMMER
                                  INDIVIDUAL GENERAL PARTNER


                                  __________________________

                                  DWAYNE MOYERS
                                  INDIVIDUAL GENERAL PARTNER


                                  __________________________


INVESTMENT MANAGEMENT & RESEARCH, INC.
SPECIAL LIMITED PARTNER


By: __________________________
Its:__________________________